Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220646

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC.

SUPPLEMENT NO. 1 DATED AUGUST 15, 2019

TO THE PROSPECTUS DATED JULY 10, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Student & Senior Housing Trust, Inc. dated July 10, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	updates to our risk factors;
•	information regarding our share redemption program;
•	information regarding related party fees and expenses;
•	our distribution declaration history;
•	selected financial data;
•

an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the three and six months ended June 30, 2019; and

•	our unaudited consolidated financial statements as of June 30, 2019 and for the three and six months then ended.

Status of Our Offering

Pursuant to our private offering, which terminated on March 15, 2018, we sold approximately $93 million in Class A shares, or approximately 10.8 million Class A shares. On May 1, 2018, our public offering was declared effective for the offering of our Class A shares, Class T shares, and Class W shares. As of June 21, 2019, we ceased offering Class A shares, Class T shares and Class W shares in our primary offering after receiving gross offering proceeds of approximately $5.2 million in our primary offering from the sale of such shares. On July 10, 2019, we commenced offering Class Y shares and Class Z shares at a price of $9.30 per share. As of August 12, 2019, we had sold approximately 32,000 Class Y shares and no Class Z shares for gross offering proceeds of $302,000 in our primary offering from the sale of such shares. As of August 12, 2019, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Updates to our Risk Factors

The first full risk factor on page 24 of the prospectus under “Risks Related to this Offering and an Investment in Strategic Student & Senior Housing Trust, Inc.” is hereby deleted and replaced with the following:

We have incurred a net loss to date, have an accumulated deficit and our operations may not be profitable in 2019.

We incurred a net loss of approximately $9.4 million for the six months ended June 30, 2019. Our accumulated deficit was approximately $31.6 million as of June 30, 2019. Given that we are still early in our fundraising and acquisition stage, our operations may not be profitable in 2019.

The last risk factor on page 26 of the prospectus under “Risks Related to this Offering and an Investment in Strategic Student & Senior Housing Trust, Inc.” is hereby deleted and replaced with the following:

We have paid, and may continue to pay, distributions from sources other than cash flow from operations, which may include borrowings or the net proceeds of our offerings (which may constitute a return of capital); therefore, we will have fewer funds available for the acquisition of properties, and our stockholders’ overall return may be reduced. Therefore, it is likely that some or all of the distributions that we make will represent a return of capital to our stockholders, at least in the first few years of operation.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from our offerings (which may constitute a return of capital). Therefore, it is likely that some or all of the distributions that we make will represent a return of capital to our stockholders, at least in the first few years of operation. For the year ended December 31, 2017, we funded 73.8% of our distributions using proceeds from our private offering and 26.2% using proceeds from our distribution reinvestment plan. For the year ended December 31, 2018, we funded 12.9% of our distributions using cash flows from operations, 50.6% using proceeds from our public and private offerings and 36.5% using proceeds from our distribution reinvestment plan. For the six months ended June 30, 2019, we funded 51.0% of our distributions using cash flows from operations, 16.1% using proceeds from our public and private offerings and 32.9% using proceeds from our distribution reinvestment plan. We are not prohibited from undertaking such activities by our charter, bylaws, or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will continue to use public offering proceeds to fund a majority of our early distributions. Payment of distributions in excess of earnings may have a dilutive effect on the value of our shares. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain. See the “Description of Shares — Distribution Policy” section of our prospectus.

Share Redemption Program Information

For the six months ended June 30, 2019, we received six redemption requests for approximately 21,400 shares for an average purchase price of approximately $7.66 per share (approximately $164,000 in the aggregate), approximately $49,000 of which was fulfilled in April 2019 and approximately $115,000 of which was included in accounts payable and accrued liabilities as of June 30, 2019 and was fulfilled in July 2019.  For the year ended December 31, 2018 we received one redemption request for approximately 2,000 shares for an average purchase price of approximately $7.50 per share (approximately $15,000 in the aggregate) which was fulfilled in January of 2019.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the year ended December 31, 2018 and the six months ended June 30, 2019, as well as any related amounts payable as of December 31, 2018 and June 30, 2019:

	Year Ended December 31, 2018			Six Months Ended June 30, 2019
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$798,899	$550,938	$371,386	$666,043	$50,000	$987,429
Transfer Agent expenses	107,473	58,000	49,473	48,250	—	97,723
Asset management fees(1)	1,303,198	262,347	1,082,522	1,148,634	—	2,231,156
Property management oversight fees	244,623	44,336	200,287	134,389	—	334,676
Acquisition expenses	154,311	154,311	—	—	—	—
Capitalized
Debt issuance costs	357,025	390,907	—	—	—	—
Acquisition expenses	3,180,000	1,200,000	1,980,000	—	—	1,980,000
Additional Paid-in Capital
Selling commissions	894,118	926,278	—	115,647	115,647	—
Dealer Manager fees	511,522	527,342	—	65,863	65,863	—
Stockholder servicing fees and dealer manager servicing fees(2)	47,955	1,009	46,946	43,200	3,520	86,626
Offering costs	913,383	406,331	507,052	195,770	17,235	685,587
Total	$8,512,507	$4,521,799	$4,237,666	$2,417,796	$252,265	$6,403,197

(1)

For the four months ended April 30, 2018, the Advisor permanently waived one half of the asset management fee totaling approximately $160,000. Such amount was waived permanently and accordingly will not be paid to the Advisor. Commensurate with our Public Offering being declared effective on May 1, 2018, the Advisor is no longer waiving the asset management fees.

(2)

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Distribution Declaration History

The following table shows the distributions we have paid through June 30, 2019:

Quarter	Preferred Unit Holders	OP Unit Holders	Common Stockholders	Distributions Declared per Common Share
3rd Quarter 2017	$ 136,282	—	$69,415	$0.096
4th Quarter 2017	$ 103,603	—	$850,816	$0.155
1st Quarter 2018	—	—	$1,399,074	$0.153
2nd Quarter 2018	—	$9,337	$1,665,282	$0.155
3rd Quarter 2018	—	—	$ 1,708,762	$0.155
4th Quarter 2018	—	$5,159	$ 1,703,259	$0.155
1st Quarter 2019	—	$2,690	$ 1,717,602	$0.153
2nd Quarter 2019	—	$5,164	$1,786,771	$0.155

The following shows our distributions and the sources of such distributions for six months ended June 30, 2019 and 2018.

	Six Months Ended
	June 30, 2019		June 30, 2018
Distributions paid in cash — common stockholders	$2,350,716		$1,897,646
Distributions paid in cash — Operating Partnership unitholders	7,854		9,337
Distributions reinvested	1,153,657		1,166,710
Total distributions	$3,512,227		$3,073,693
Source of distributions
Cash flows provided by operations	$1,791,956	51.0%	$1,139,515	37.0%
Proceeds from our offerings	566,614	16.1%	767,468	25.0%
Offering proceeds from distribution reinvestment plan	1,153,657	32.9%	1,166,710	38.0%
Total sources	$3,512,227	100.0%	$3,073,693	100.0%

We did not commence paying distributions until September 2017. From our inception through June 30, 2019, we paid cumulative distributions of approximately $11.2 million including approximately $0.2 million related to our preferred unitholders, as compared to cumulative net loss attributable to our common stockholders of approximately $31.6 million which includes acquisition related expenses of approximately $3.4 million and non-cash depreciation and amortization of approximately $25.4 million.

For the six months ended June 30, 2019, we paid total distributions of approximately $3.5 million, as compared to net loss attributable to our common stockholders of approximately $9.4 million. Net loss attributable to our common stockholders for the six months ended June 30, 2019 includes non-cash depreciation and amortization of approximately $7.6 million.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions solely from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Selected Financial Data

The following is a summary of financial information for the periods shown below and should be read in conjunction with the Selected Financial Data in our prospectus:

	As of and for the Six Months Ended June 30, 2019	As of and for the Six Months Ended June 30, 2018
Operating Data
Total revenues	$16,832,899	$8,921,369
Net loss	(8,899,462)	(6,820,096)
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	(9,384,956)	(6,807,440)
Net loss per Class A common share-basic and diluted	(0.82)	(0.66)
Net loss per Class T common share-basic and diluted	(0.82)	—
Net loss per Class W common share-basic and diluted	(0.82)	—
Dividends declared per common share	0.15	0.15
Balance Sheet Data
Real estate facilities, net	$252,915,035	$168,518,385
Total assets	275,466,130	187,462,284
Total debt, net	207,198,222	116,107,520
Total liabilities	220,138,444	120,367,173
Equity	41,558,998	65,013,920
Other Data
Net cash provided by operating activities	$1,791,956	$1,139,515
Net cash used in investing activities	(5,444,242)	(79,483,153)
Net cash provided by financing activities	3,539,490	76,410,710

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with our financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into our prospectus.

Overview

Strategic Student & Senior Housing Trust, Inc. was formed on October 4, 2016 and commenced formal operations on June 28, 2017, as discussed below. We were formed under the Maryland General Corporation Law for the purpose of engaging in the business of investing in student housing and senior housing properties and related real estate investments. We elected to be treated as a REIT under the Internal Revenue Code for federal income tax purposes beginning with our taxable year ended December 31, 2017. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Student & Senior Housing Trust, Inc. and each of our subsidiaries.

On January 27, 2017, pursuant to a confidential private placement memorandum, we commenced a private offering of up to $100,000,000 in shares of our common stock (the “Primary Private Offering”) and 1,000,000 shares of common stock pursuant to our distribution reinvestment plan (together with the Primary Private Offering, the “Private Offering”). The Private Offering required a minimum offering amount of $1,000,000, which we met on August 4, 2017. Our Private Offering terminated on March 15, 2018. We raised offering proceeds of approximately $93 million from the issuance of approximately 10.8 million shares pursuant to the Private Offering. Please see the Notes to the Consolidated Financial Statements contained elsewhere in this supplement for additional information. Upon the commencement of our Public Offering, discussed below, and the filing of the articles of amendment to our charter, all outstanding common stock was redesignated as Class A common stock.

On May 1, 2018, we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (together with the Primary Offering, the “Public Offering,” and collectively with the Private Offering, the “Offerings”), consisting of three classes of shares: Class A shares for $10.33 per share (up to $450 million in shares), Class T shares for $10.00 per share (up to $450 million in shares), and Class W shares for $9.40 per share (up to $100 million in shares). As of June 30, 2019, we had sold approximately 362,000 Class A shares, 71,000 Class T shares, and approximately 83,000 Class W shares for gross offering proceeds of approximately $5.2 million in our Primary Offering.

On June 21, 2019, we suspended the sale of Class A shares, Class T shares, and Class W shares in the Primary Offering and filed a Post-Effective Amendment to our Registration Statement to register two new classes of shares (Class Y common stock and Class Z common stock) with the SEC. On July 10, 2019, the amendment to our Registration Statement was declared effective by the SEC.  Effective as of July 10, 2019, we are offering Class Y shares (up to $700 million in shares) and Class Z shares (up to $300 million in shares) in our Primary Offering at a price of $9.30 per share and are offering Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares pursuant to our distribution reinvestment plan at a price of $9.30 per share.  Please see Note 10 – Subsequent Events of our Notes to Consolidated Financial Statements for additional details.

As of June 30, 2019, we owned (i) two student housing properties, (ii) four senior housing properties, (iii) an approximately 2.6% beneficial interest in Reno Student Housing, DST (“Reno Student Housing”), and (iv) an approximately 1.4% beneficial interest in Power 5 Conference Student Housing I, DST (“Power 5 Conference Student Housing”).

Student Housing

As of June 30, 2019, our student housing property portfolio was comprised as follows:

Property	Date Acquired	Date Completed	Primary University Served	Average Monthly Revenue / Bed(1)	# of Units	# of Beds	Occupancy%(2)
Fayetteville	June 28, 2017	August 2016	University of Arkansas	$660	198	592	77.2%
Tallahassee	September 28, 2017	August 2017	Florida State University	841	125	434	94.9%
Total				$746	323	1,026	84.7%

(1)	Calculated based on our base rental revenue earned during the six months ended June 30, 2019 divided by average occupied beds over the same period.
(2)	Represents occupied beds divided by total rentable beds as of June 30, 2019.

Senior Housing

On February 23, 2018, we purchased our first three senior housing properties, which are located near Salt Lake City, Utah and are known as the Wellington, Cottonwood Creek and Charleston properties. On August 31, 2018, we purchased an additional senior housing property (the “Courtyard Property”) located in Portland, Oregon.

As of June 30, 2019, our senior housing property portfolio was comprised as follows:

Property	Date Acquired	Year Built	City, State	Average Monthly Revenue / Unit(1)	# of Units	Occupancy%(2)
The Wellington	February 23, 2018	1999	Millcreek, Utah	$4,694	119	93.3%
Cottonwood Creek	February 23, 2018	1982	Millcreek, Utah	3,618	112	74.1%
The Charleston at Cedar Hills	February 23, 2018	2005	Cedar Hills, Utah	3,767	64	89.1%
Courtyard at Mt. Tabor	August 31, 2018	1992-2009	Portland, Oregon	4,317	286	90.1%
Total				$4,236	581	87.6%

(1)	Calculated based on our revenue earned during the six months ended June 30, 2019 divided by average occupied units over the same period.
(2)	Represents occupied units divided by total rentable units as of June 30, 2019.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing consolidated financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our consolidated financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and our reported amounts of revenues and expenses during the periods covered by the consolidated financial statements contained elsewhere in this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our consolidated financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained elsewhere in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are one year or less, we do not expect to allocate any portion of the purchase prices to above or below market leases. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual property along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, restricted cash, and other assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our consolidated financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements, as the joint venture entities included in our consolidated financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election to be taxed as a REIT, under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2017. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

As of June 30, 2019, we have derived revenues principally from rents and related fees received from residents of our student housing and senior housing properties and to a lesser extent from other services provided at our senior housing properties. Our operating results depend significantly on our ability to successfully acquire additional student housing and senior housing properties, retain our existing residents and lease our available units to new residents, while maintaining and, where possible, increasing rates. Additionally, our operating results depend on our residents making their required payments to us.

Competition in the markets in which we operate is significant and affects the occupancy levels, rental rates, rental revenues, fees and operating expenses of our student housing and senior housing properties. Development of any new student housing or senior housing properties would intensify competition in the markets in which we operate and could negatively impact our results.

On June 28, 2017, we purchased the Fayetteville Property and commenced formal operations. On September 28, 2017, we purchased our second property, the Tallahassee Property. On February 23, 2018, we purchased our first three senior housing properties: the Wellington, Cottonwood Creek, and Charleston properties. On August 31, 2018, we purchased our fourth senior housing property, the Courtyard Property. Operating results in future periods will depend on the results of operations of these properties and additional student housing and senior housing properties that we may acquire.

As of June 30, 2019, we owned two student and four senior housing properties, as compared to June 30, 2018 where we owned two student housing properties and three senior housing properties. The comparability of our results of operations was significantly affected by our ongoing acquisition activity in 2018. The three months ended June 30, 2019 include a full three months of results for our two student housing properties and our four senior housing properties.  The three months ended June 30, 2018 includes a full three months of results for our two student housing properties and three senior housing properties acquired on February 23, 2018. The six months ended June 30, 2019 include a full six months of results for our two student housing properties and our four senior housing properties.  The six months ended June 30, 2018 includes a full six months of results for our two student housing properties and partial period results for our three senior housing properties acquired on February 23, 2018. Therefore, we believe there is little basis for comparison between the three and six months ended June 30, 2019 and 2018.

We expect revenues and expenses to increase in future periods as we acquire additional properties. Our results of operations for the three and six months ended June 30, 2019 are not indicative of those expected in future periods as we expect that revenue, operating expenses, depreciation expense, amortization expense, acquisition expense and interest expense will each increase in future periods as a result of anticipated future acquisitions.

Comparison of Operating Results for the Three Months Ended June 30, 2019 and 2018

Leasing and Related Revenues - Student

Leasing and related revenues - student for the three months ended June 30, 2019 were approximately $2.0 million, as compared approximately $2.3 million for the three months ended June 30, 2018, a decrease of approximately $0.3 million. The decrease is primarily attributable to a decrease in occupancy at our Fayetteville property. We expect such revenues to increase in future periods commensurate with our future leasing activity and student housing acquisition activity.

Leasing and Related Revenues - Senior

Leasing and related revenues - senior for the three months ended June 30, 2019 were approximately $6.4 million, as compared to $3.1 million for the three months ended June 30, 2018, an increase of approximately $3.3 million. The revenues for the three months ended June 30, 2019 include a full period of results for our three senior housing properties acquired in the first quarter of 2018 and our fourth senior housing property acquired in the third quarter of 2018. The revenues for the three months ended June 30, 2018 include a full period of results for only our three senior housing properties acquired in the first quarter of 2018. We expect such revenues to increase in future periods commensurate with our future senior housing acquisition activity and commensurate with our future leasing activity.

Property Operating Expenses - Student

Property operating expenses - student for the three months ended June 30, 2019 were approximately $0.9 million, as compared to approximately $1.0 million for the three months ended June 30, 2018, a decrease of approximately $0.1 million. Such expenses include the cost to operate our student housing properties including payroll, utilities, insurance, real estate taxes, repairs and maintenance, marketing, and third-party property management fees. We expect such property operating expenses to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses - Senior

Property operating expenses - senior for the three months ended June 30, 2019 were approximately $4.1 million, as compared to $2.0 million for the three months ended June 30, 2018, an increase of approximately $2.1 million. Such property operating expenses include the cost to operate our senior housing properties including payroll, food service costs, utilities, insurance, real estate taxes, repairs and maintenance, marketing, and third-party property management fees. The property operating expenses - senior for the three months ended June 30, 2019 include a full period of results for our four senior housing properties. The property operating expenses - senior for the three months ended June 30, 2018 include a full period of results for only our three senior housing properties acquired in the first quarter of 2018. We expect such expenses to increase in future periods commensurate with our future senior housing acquisition activity.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the three months ended June 30, 2019 were approximately $0.7 million, as compared to approximately $0.3 million for the three months ended June 30, 2018, an increase of approximately $0.4 million. Property operating expenses - affiliates consists of asset management and property management oversight fees. The property operating expenses – affiliates for the three months ended June 30, 2019 are attributable to a full period of results for our two student housing properties and four senior housing properties. The property operating expenses – affiliates for the three months ended June 30, 2018 are attributable to a full period of results for our two student housing properties and only our three senior housing properties acquired in the first quarter of 2018. To a lesser extent, property operating expenses - affiliates also increased effective May 1, 2018, as prior thereto our Advisor had waived one half of the asset management fees. We expect property operating expenses - affiliates to increase in future periods commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2019 were approximately $0.6 million, as compared to approximately $0.5 million for the three months ended June 30, 2018, an increase of approximately $0.1 million. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance expense, transfer agent expenses, an allocation of a portion of payroll related costs attributable to our Advisor and its affiliates, and accounting expenses. The increase was primarily due to our increased operating activity in the three months ended June 30, 2019 as compared to the three months ended June 30, 2018. We expect general and administrative expenses to increase in the future as our operational activity increases.

Depreciation and Intangible Amortization Expenses

Depreciation and intangible amortization expenses for the three months ended June 30, 2019 and 2018 were approximately $3.8 million. Depreciation expense consists primarily of depreciation on the buildings, site improvements, and furniture, fixtures and equipment at our properties. Intangible amortization expense consists of the amortization of intangible assets, which is comprised of in-place lease assets resulting from our property acquisitions.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the three months ended June 30, 2019 were none, as compared to acquisition expenses - affiliates for the three months ended June 30, 2018 of approximately $35,000, a decrease of approximately $35,000. These acquisition expenses primarily relate to costs incurred related to student housing and senior housing properties which were acquired in the respective period or were acquired in future periods and such costs did not meet our capitalization criteria. Acquisition expenses - affiliates are expected to fluctuate commensurate with our acquisition activities.

Other Acquisition Expenses

Other acquisition expenses for the three months ended June 30, 2019 were none, as compared to other acquisition expenses for the three months ended June 30, 2018 of approximately $0.1 million, a decrease of approximately $0.1 million. These other acquisition expenses primarily relate to pursuit costs incurred for student housing and senior housing properties which were acquired in the respective period or may be acquired in future periods and such costs did not meet our capitalization criteria. Other acquisition expenses are expected to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the three months ended June 30, 2019 was approximately $2.5 million, as compared to interest expense for the three months ended June 30, 2018 of approximately $1.4 million, an increase of approximately $1.1 million. Interest expense relates to debt financings used to acquire our two student housing properties and four senior housing properties that we owned during the three months ended June 30, 2019 compared to two student housing properties and three senior housing properties we owned during the three months ended June 30, 2018. We expect interest expense to fluctuate in future periods commensurate with our future debt level.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for each of the three months ended June 30, 2019 and 2018 was approximately $0.2 million. Interest expense - debt issuance costs reflects the amortization of costs incurred in connection with obtaining debt related to the acquisition of our properties. We expect interest expense - debt issuance costs to fluctuate commensurate with our future financing activity.

Comparison of Operating Results for the Six Months Ended June 30, 2019 and 2018

Leasing and Related Revenues - Student

Leasing and related revenues - student for the six months ended June 30, 2019 were approximately $4.1 million, as compared to approximately $4.6 million for the six months ended June 30, 2018, a decrease of approximately $0.5 million. The decrease is primarily attributable to a decrease in occupancy at our Fayetteville property. We expect such revenues to increase in future periods commensurate with our future leasing activity and student housing acquisition activity.

Leasing and Related Revenues - Senior

Leasing and related revenues - senior for the six months ended June 30, 2019 were approximately $12.8 million, as compared to $4.3 million for the six months ended June 30, 2018, an increase of approximately $8.4 million. The revenues for the six months ended June 30, 2019 include a full period of results for our three senior housing properties acquired in the first quarter of 2018 and our fourth senior housing property acquired in the third quarter of 2018. The revenues for the six months ended June 30, 2018 include only a partial period of results for our three senior housing properties acquired in the first quarter of 2018. We expect such revenues to increase in future periods commensurate with our future senior housing acquisition activity.

Property Operating Expenses - Student

Property operating expenses - student for the six months ended June 30, 2019 and 2018 were approximately $1.9 million. Such expenses include the cost to operate our student housing properties including payroll, utilities, insurance, real estate taxes, repairs and maintenance, marketing, and third-party property management fees. We expect such property operating expenses to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses - Senior

Property operating expenses - senior for the six months ended June 30, 2019 were approximately $8.1 million, as compared to $2.8 million for the six months ended June 30, 2018, an increase of approximately $5.4 million. Such property operating expenses include the cost to operate our senior housing properties including payroll, food service costs, utilities, insurance, real estate taxes, repairs and maintenance, marketing, and third-party property management fees. The property operating expenses - senior for the six months ended June 30, 2019 include a full period of results for our four senior housing properties. The property operating expenses - senior for the six months ended June 30, 2018 include only a partial period of results for our three senior housing properties acquired in the first quarter of 2018. We expect such expenses to increase in future periods commensurate with our future senior housing acquisition activity.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the six months ended June 30, 2019 were approximately $1.4 million, as compared to approximately $0.4 million for the six months ended June 30, 2018, an increase of approximately $1.0 million. Property operating expenses - affiliates consists of asset management and property management oversight fees due to our Advisor. The property operating expenses – affiliates for the six months ended June 30, 2019 are attributable to a full period of results for our two student housing properties and four senior housing properties. The property operating expenses – affiliates for the six months ended June 30, 2018 are attributable to a full period of results for our two student housing properties and a partial period of results for our three senior housing properties acquired in the first quarter of 2018. To a lesser extent, property operating expenses - affiliates also increased effective May 1, 2018, as prior thereto our Advisor had waived one half of the asset management fees. We expect property operating expenses - affiliates to increase in future periods commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2019 were approximately $1.2 million, as compared to approximately $0.8 million for the six months ended June 30, 2018, an increase of approximately $0.3 million. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance expense, transfer agent expenses, an allocation of a portion of payroll related costs attributable to our Advisor and its affiliates, and accounting expenses. The increase was primarily due to our increased operating activity in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. We expect general and administrative expenses to increase in the future as our operational activity increases.

Depreciation and Intangible Amortization Expenses

Depreciation and intangible amortization expenses for the six months ended June 30, 2019 were approximately $7.6 million, as compared to depreciation and intangible amortization expenses for the six months ended June 30, 2018 of approximately of $6.8 million, an increase of approximately $0.8 million. Depreciation expense consists primarily of depreciation on the buildings, site improvements, and furniture, fixtures and equipment at our properties. Intangible amortization expense consists of the amortization of intangible assets, which is comprised of in-place lease assets resulting from our property acquisitions. The increase is primarily attributable to a full period of operations for the six months ended June 30, 2019 for our two student housing properties and four senior housing properties compared to a full period of operations for our student housing properties and partial period of operations for our three senior housing properties acquired in the first quarter of 2018 for the six months ended June 30, 2018.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the six months ended June 30, 2019 were none, as compared to acquisition expenses - affiliates for the six months ended June 30, 2018 of approximately $0.1 million, a decrease of approximately $0.1 million. These acquisition expenses primarily relate to costs incurred related to student housing or senior housing properties which were acquired in the respective period or were acquired in future periods and such costs did not meet our capitalization criteria. Acquisition expenses - affiliates are expected to fluctuate commensurate with our acquisition activities.

Other Acquisition Expenses

Other acquisition expenses for the six months ended June 30, 2019 were none, as compared to other acquisition expenses for the six months ended June 30, 2018 of approximately $0.3 million, a decrease of approximately $0.3 million. These other acquisition expenses primarily relate to pursuit costs incurred for student housing or senior housing properties which were acquired in the respective period or were acquired in future periods and such costs did not meet our capitalization criteria. Other acquisition expenses are expected to fluctuate commensurate with our acquisition activities.

Interest Expense

Interest expense for the six months ended June 30, 2019 was approximately $5.1 million, as compared to interest expense for the six months ended June 30, 2018 of approximately $2.3 million, an increase of approximately $2.8 million. Interest expense relates to debt financings used to acquire our two student housing properties and four senior housing properties that we owned during the six months ended June 30, 2019 compared to two student housing properties we owned for the full period ended June 30, 2018 and three of our senior housing properties we owned for a partial period during the six months ended June 30, 2018. We expect interest expense to fluctuate in future periods commensurate with our future debt level.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for each of the six months ended June 30, 2019 was approximately $0.4 million, as compared to interest expense - debt issuance costs for the six months ended June 30, 2018 of approximately $0.3 million, an increase of approximately $0.1 million. Interest expense - debt issuance costs reflects the amortization of costs incurred in connection with obtaining debt related to the acquisition of our properties. We expect interest expense - debt issuance costs to fluctuate commensurate with our future financing activity.

Liquidity and Capital Resources

Cash Flows

Below is information regarding our cash flows for operating, investing and financing activities for the six months ended June 30, 2019 and 2018, is as follows:

	Six Months Ended
	June 30, 2019	June 30, 2018	Change
Net cash flow provided by (used in):
Operating activities	$1,791,956	$1,139,515	$652,441
Investing activities	(5,444,242)	(79,483,153)	74,038,911
Financing activities	3,539,490	76,410,710	(72,871,220)

Cash flows provided by operating activities for the six months ended June 30, 2019 and 2018 were approximately $1.8 million and $1.1 million, respectively, a change of approximately $0.7 million. The improvement in cash provided by operating activities was primarily the result of an improvement in working capital of approximately $1.9 million, primarily offset by an increase in our net loss, excluding depreciation and amortization of approximately $1.3 million during the six months ended June 30, 2019.

Cash flows used in investing activities for the six months ended June 30, 2019 and 2018 were approximately $5.4 million and $79.5 million, respectively, a change of approximately $74.0 million. The decrease in cash used in investing activities is primarily the result of a decrease in cash used for the purchase of real estate.

Cash flows provided by financing activities for the six months ended June 30, 2019 and 2018 were approximately $3.5 million and $76.4 million, respectively, a change of approximately $72.9 million. The decrease in cash provided by financing activities is primarily the result of a decrease in net debt inflows of approximately $60.1 million, a reduction in net proceeds related to the issuance of common stock and preferred equity of approximately $12.3 million and increased cash distributions of approximately $0.5 million.

Short-Term Liquidity and Capital Resources

Our advisor funded and was responsible for our organization and offering costs on our behalf, prior to the commencement of our formal operations on June 28, 2017 when we acquired the Fayetteville Property. Currently, we generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds from our public offering, proceeds or refinancing from secured or unsecured financing from banks or other lenders, issuance of preferred units in our operating partnership, net cash provided by property operations, and advances from our advisor, which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement.

Distribution Policy

On June 10, 2019, our board of directors declared a daily distribution rate for the third quarter of 2019 of $0.0016980822 per day per share on the outstanding shares of common stock payable to stockholders of record as shown on our books at the close of business on each day during the period, commencing on July 1, 2019 and continuing on each day thereafter through and including September 30, 2019. Such distributions payable to each stockholder of record during a month will be paid the following month. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00142 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00157 per day will be paid per Class W share.

On June 21, 2019, our board of directors declared a daily distribution rate for the third quarter of 2019 of $0.0016980822 per day per share on the outstanding shares of common stock payable to Class Y and Class Z stockholders of record of such shares as shown on our books at the close of business on each day for the period commencing July 10, 2019 and ending on September 30, 2019. In connection with this distribution, for the stockholders of Class Y shares, after the stockholder servicing fee is paid, approximately $0.00144 per day will be paid per Class Y share and for the stockholders of Class Z shares, after the dealer manager servicing fee is paid, approximately $0.00157 per day will be paid per Class Z share. Such distributions payable to each stockholder of record during a month will be paid the following month.

On June 21, 2019, our board of directors authorized a one-time stock distribution to stockholders holding Class T shares equivalent to approximately 0.07527 shares of Class T common stock per Class T share outstanding as of June 21, 2019. In addition, on June 21, 2019, our board of directors authorized a one-time stock distribution to stockholders holding Class W shares equivalent to approximately 0.01075 shares of Class W common stock per Class W share outstanding as of June 21, 2019. The one-time stock distributions were issued on July 10, 2019.

Currently, we are making distributions to our stockholders using a combination of cash flows from operations and the proceeds from the Public Offering in anticipation of additional future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from our Public Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our public offering, we may raise capital more quickly than we acquire income-producing assets, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from our public offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investment in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders based on the record date selected by our board of directors. We currently pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which are directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on different classes of shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T shares, Class W shares, Class Y shares, and Class Z shares will likely be lower than distributions on Class A shares because Class T shares and Class Y shares are subject to ongoing stockholder servicing fees and Class W shares and Class Z shares are subject to ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Public Offering;
•	our operating and interest expenses;
•	the amount of distributions or dividends received by us from our indirect real estate investments;
•	our ability to keep our properties occupied;
•	our ability to maintain or increase rental rates;
•	capital expenditures and reserves for such expenditures;
•	the issuance of additional shares; and
•	financings and refinancings.

The following shows our distributions and the sources of such distributions for six months ended June 30, 2019 and 2018.

	Six Months Ended
	June 30, 2019		June 30, 2018
Distributions paid in cash — common stockholders	$2,350,716		$1,897,646
Distributions paid in cash — Operating Partnership unitholders	7,854		9,337
Distributions reinvested	1,153,657		1,166,710
Total distributions	$3,512,227		$3,073,693
Source of distributions
Cash flows provided by operations	$1,791,956	51.0%	$1,139,515	37.0%
Proceeds from our offerings	566,614	16.1%	767,468	25.0%
Offering proceeds from distribution reinvestment plan	1,153,657	32.9%	1,166,710	38.0%
Total sources	$3,512,227	100.0%	$3,073,693	100.0%

We did not commence paying distributions until September 2017. From our inception through June 30, 2019, we paid cumulative distributions of approximately $11.2 million including approximately $0.2 million related to our preferred unitholders, as compared to cumulative net loss attributable to our common stockholders of approximately $31.6 million which includes acquisition related expenses of approximately $3.4 million and non-cash depreciation and amortization of approximately $25.4 million.

For the six months ended June 30, 2019, we paid total distributions of approximately $3.5 million, as compared to net loss attributable to our common stockholders of approximately $9.4 million. Net loss attributable to our common stockholders for the six months ended June 30, 2019 includes non-cash depreciation and amortization of approximately $7.6 million.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions solely from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Indebtedness

As of June 30, 2019, our total indebtedness was approximately $209.3 million, which included approximately $163.1 million in fixed rate debt and $46.2 million in variable rate debt. There is approximately $46.4 million of debt scheduled to mature within the next twelve months from the balance sheet date.  We expect to meet such obligations based on funds provided by net equity issuance proceeds and/or a refinancing of the loans prior to its maturity. See Note 4 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our public offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2019:

	Payments due by period:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt interest(1)	$60,434,445	$5,765,359	$15,285,611	$15,090,795	$24,292,680
Debt principal(1)	163,105,000	—	1,207,064	2,691,887	159,206,049
Total contractual obligations	$223,539,445	$5,765,359	$16,492,675	$17,782,682	$183,498,729

(1)

Amounts do not include any balances related to the KeyBank Bridge Loans, as these are neither long-term debt obligations nor long-term liabilities. See Note 4 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Off-Balance Sheet Arrangements

Our investments in private placement offerings by Reno Student Housing and Power 5 Conference Student Housing are accounted for under the equity method of accounting. For more information please see Note 7 of the Notes to the Consolidated Financial Statements contained in this supplement. Other than that, we do not have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 10 of the Notes to the Consolidated Financial Statements contained elsewhere in this supplement.

Financial Statements

The financial statements listed below are contained in this supplement:

Consolidated Financial Statements

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2019 (Unaudited)	December 31, 2018
ASSETS
Real estate facilities:
Land	$20,688,000	$20,688,000
Buildings	222,304,871	221,716,391
Site improvements	3,686,917	3,685,000
Furniture, fixtures and equipment	10,071,034	9,953,212
	256,750,822	256,042,603
Accumulated depreciation	(11,121,817)	(7,153,132)
	245,629,005	248,889,471
Construction in process	7,286,030	2,333,331
Real estate facilities, net	252,915,035	251,222,802
Cash and cash equivalents	7,354,989	8,159,408
Restricted cash	3,804,826	3,113,203
Other assets	3,335,600	3,745,094
Intangible assets, net	8,055,680	11,729,108
Total assets	$275,466,130	$277,969,615
LIABILITIES AND EQUITY
Debt, net	$207,198,222	$203,735,898
Accounts payable and accrued liabilities	5,145,333	4,027,720
Due to affiliates	6,403,197	4,237,666
Distributions payable	1,391,692	908,046
Total liabilities	220,138,444	212,909,330
Commitments and contingencies (Note 8)
Redeemable common stock	3,649,683	2,659,654
Preferred equity in our Operating Partnership	10,119,005	10,095,708
Equity:
Strategic Student & Senior Housing Trust, Inc. equity:
Preferred stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at June 30, 2019 and December 31, 2018	—	—
Class A Common stock, $0.001 par value; 315,000,000 shares authorized; 11,468,374 and 11,122,135 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	11,469	11,122
Class T Common stock, $0.001 par value; 315,000,000 shares authorized; 70,512 and 36,299 issued and outstanding at June 30, 2019 and December 31, 2018, respectively	71	36
Class W Common stock, $0.001 par value; 70,000,000 shares authorized; 83,604 and 43,996 issued and outstanding at June 30, 2019 and December 31, 2018, respectively	83	44
Additional paid-in capital	85,705,345	83,533,060
Distributions	(11,487,606)	(7,981,638)
Accumulated deficit	(31,648,634)	(22,263,678)
Total Strategic Student & Senior Housing Trust, Inc. equity	42,580,728	53,298,946
Noncontrolling interests in our Operating Partnership	(1,021,730)	(994,023)
Total equity	41,558,998	52,304,923
Total liabilities and equity	$275,466,130	$277,969,615

See notes to consolidated financial statements.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenues:
Leasing and related revenues – student	$2,035,523	$2,280,576	$4,059,475	$4,574,290
Leasing and related revenues – senior	6,416,048	3,079,357	12,773,424	4,347,079
Total revenues	8,451,571	5,359,933	16,832,899	8,921,369
Operating expenses:
Property operating expenses – student	872,611	964,634	1,857,611	1,887,815
Property operating expenses – senior	4,133,439	2,030,266	8,146,879	2,764,977
Property operating expenses – affiliates	690,980	268,987	1,381,907	380,669
General and administrative	574,341	502,331	1,182,546	839,413
Depreciation	1,985,916	1,354,564	3,968,685	2,374,435
Intangible amortization expense	1,836,354	2,496,226	3,673,427	4,469,833
Acquisition expenses – affiliates	—	35,224	—	91,198
Other property acquisition expenses	—	104,954	—	269,881
Total operating expenses	10,093,641	7,757,186	20,211,055	13,078,221
Operating loss	(1,642,070)	(2,397,253)	(3,378,156)	(4,156,852)
Other income (expense):
Interest expense	(2,543,584)	(1,402,831)	(5,129,181)	(2,306,013)
Interest expense – debt issuance costs	(185,795)	(245,845)	(383,368)	(324,382)
Other	(27,604)	(40,547)	(8,757)	(32,849)
Net loss	(4,399,053)	(4,086,476)	(8,899,462)	(6,820,096)
Less: Distributions to preferred unitholders in our Operating Partnership	(243,810)	(3,669)	(482,050)	(3,669)
Less: Accretion of preferred equity costs	(11,648)	(637)	(23,297)	(637)
Net loss attributable to the noncontrolling interests in our Operating Partnership	10,336	9,687	19,853	16,962
Net loss attributable to Strategic Student & Senior Housing Trust, Inc. common stockholders	$(4,644,175)	$(4,081,095)	$(9,384,956)	$(6,807,440)
Net loss per Class A share – basic and diluted	$(0.40)	$(0.38)	$(0.82)	$(0.66)
Net loss per Class T share – basic and diluted	$(0.40)	$—	$(0.82)	$—
Net loss per Class W share – basic and diluted	$(0.40)	$—	$(0.82)	$—
Weighted average Class A shares outstanding – basic and diluted	11,384,828	10,828,562	11,293,231	10,269,918
Weighted average Class T shares outstanding – basic and diluted	64,133	—	51,875	—
Weighted average Class W shares outstanding – basic and diluted	77,735	—	70,238	—

See notes to consolidated financial statements.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Total Strategic Student & Senior Housing Trust, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
Balance as of December 31, 2017	8,948,551	$8,948	—	$—	—	$—	$68,799,264	$(1,379,950)	$(6,233,945)	$61,194,317	$(938,834)	$60,255,483	$—	$303,844
Gross proceeds from issuance of common stock	1,733,591	1,734	—	—	—	—	15,738,296	—	—	15,740,030	—	15,740,030	—	—
Offering costs	—	—	—	—	—	—	(1,395,269)	—	—	(1,395,269)	—	(1,395,269)	—	—
Changes to redeemable common stock	—	—	—	—	—	—	(531,268)	—	—	(531,268)	—	(531,268)	—	531,268
Distributions	—	—	—	—	—	—	—	(1,482,380)	—	(1,482,380)	—	(1,482,380)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(3,907)	(3,907)	—	—
Issuance of shares for distribution reinvestment plan	60,516	61	—	—	—	—	531,207	—	—	531,268	—	531,268	—	—
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	(2,726,345)	(2,726,345)	—	(2,726,345)	—	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(7,275)	(7,275)	—	—
Balance as of March 31, 2018	10,742,658	10,743	—	—	—	—	83,142,230	(2,862,330)	(8,960,290)	71,330,353	(950,016)	70,380,337	—	835,112
Gross proceeds from issuance of common stock	54,006	54	—	—	—	—	499,494	—	—	499,548	—	499,548	—	—
Offering costs	—	—	—	—	—	—	(97,580)	—	—	(97,580)	—	(97,580)	—	—
Changes to redeemable common stock	—	—	—	—	—	—	(635,442)	—	—	(635,442)	—	(635,442)	—	635,442
Distributions	—	—	—	—	—	—	—	(1,674,630)	—	(1,674,630)	—	(1,674,630)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(3,949)	(3,949)	—	—
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	(3,669)	—
Issuance of shares for distribution reinvestment plan	69,595	69	—	—	—	—	635,373	—	—	635,442	—	635,442	—	—
Issuance of restricted stock	7,500	8	—	—	—	—	—	—	—	8	—	8	—	—
Stock based compensation expense	—	—	—	—	—	—	968	—	—	968	—	968	—	—
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	(4,081,095)	(4,081,095)	—	(4,081,095)	3,669	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(9,687)	(9,687)	—	—
Issuance of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	610,000	—
Accretion of non-cash preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	637	—
Balance as of June 30, 2018	10,873,759	$10,874	—	$—	—	$—	$83,545,043	$(4,536,960)	$(13,041,385)	$65,977,572	$(963,652)	$65,013,920	$610,637	$1,470,554

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Total Strategic Student & Senior Housing Trust, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
Balance as of December 31, 2018	11,122,135	$11,122	36,299	$36	43,996	$44	$83,533,060	$(7,981,638)	$(22,263,678)	$53,298,946	$(994,023)	$52,304,923	$10,095,708	$2,659,654
Gross proceeds from issuance of common stock	159,655	160	15,500	16	22,872	23	1,993,183	—	—	1,993,382	—	1,993,382	—	—
Offering costs	—	—	—	—	—	—	(425,357)	—	—	(425,357)	—	(425,357)	—	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	6,470	—	—	6,470	—	6,470	—	—
Changes to redeemable common stock	—	—	—	—	—	—	(565,651)	—	—	(565,651)	—	(565,651)	—	565,651
Redemptions of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(48,600)
Distributions	—	—	—	—	—	—	—	(1,726,681)	—	(1,726,681)	—	(1,726,681)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(2,690)	(2,690)	—	—
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	(238,240)	—
Issuance of shares for distribution reinvestment plan	57,271	57	220	—	184	—	565,594	—	—	565,651	—	565,651	—	—
Stock based compensation expense	—	—	—	—	—	—	4,406	—	—	4,406	—	4,406	—	—
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	(4,740,781)	(4,740,781)	—	(4,740,781)	238,240	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(9,517)	(9,517)	—	—
Accretion of non-cash preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	11,649	—
Balance as of March 31, 2019	11,339,061	11,339	52,019	52	67,052	67	85,111,705	(9,708,319)	(27,004,459)	48,410,385	(1,006,230)	47,404,155	10,107,357	3,176,705
Gross proceeds from issuance of common stock	76,163	76	18,100	18	16,277	16	1,120,651	—	—	1,120,761	—	1,120,761	—	—
Offering costs	—	—	—	—	—	—	(533,854)	—	—	(533,854)	—	(533,854)	—	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	1,530	—	—	1,530	—	1,530	—	—
Changes to redeemable common stock	—	—	—	—	—	—	(588,006)	—	—	(588,006)	—	(588,006)	—	588,006
Redemptions of common stock	(8,646)	(9)	—	—	—	—	—	—	—	(9)	—	(9)	—	(115,028)
Distributions	—	—	—	—	—	—	—	(1,779,287)	—	(1,779,287)	—	(1,779,287)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(5,164)	(5,164)	—	—
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	(243,810)	—
Issuance of shares for distribution reinvestment plan	59,296	60	393	1	275	—	587,945	—	—	588,006	—	588,006	—	—
Issuance of restricted stock	2,500	3	—	—	—	—	—	—	—	3	—	3	—	—
Stock based compensation expense	—	—	—	—	—	—	5,374	—	—	5,374	—	5,374	—	—
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	(4,644,175)	(4,644,175)	—	(4,644,175)	243,810	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(10,336)	(10,336)	—	—
Accretion of non-cash preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	11,648	—
Balance as of June 30, 2019	11,468,374	$11,469	70,512	$71	83,604	$83	$85,705,345	$(11,487,606)	$(31,648,634)	$42,580,728	$(1,021,730)	$41,558,998	$10,119,005	$3,649,683

See notes to consolidated financial statements

F-5

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(8,899,462)	$(6,820,096)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,642,112	6,844,268
Amortization of debt issuance costs	383,368	324,382
Stock based compensation expense related to issuance of restricted stock	9,780	—
Increase (decrease) in cash, cash equivalents, and restricted cash from changes in assets and liabilities:
Other assets	339,402	(398,230)
Accounts payable and accrued liabilities	369,440	1,341,765
Due to affiliates	1,947,316	(152,574)
Net cash provided by operating activities	1,791,956	1,139,515
Cash flows from investing activities:
Purchase of real estate facilities	—	(78,830,878)
Additions to real estate facilities	(826,351)	(152,275)
Additions to construction in process	(4,617,891)	—
Deposit on acquisitions of real estate facilities	—	(500,000)
Net cash used in investing activities	(5,444,242)	(79,483,153)
Cash flows from financing activities:
Proceeds from issuance of non-revolving mortgage debt	—	46,905,000
Proceeds from issuance of KeyBank Bridge Loans	4,354,545	24,500,000
Principal payments of KeyBank Bridge Loans	(1,000,000)	(6,703,715)
Debt issuance costs	(70,496)	(1,310,067)
Issuance of preferred equity in our Operating Partnership	—	610,000
Gross proceeds from issuance of common stock	3,030,455	16,011,588
Redemptions of common stock	(63,900)	—
Offering costs	(352,544)	(1,695,113)
Distributions paid to common stockholders	(2,350,716)	(1,897,646)
Distributions paid to Operating Partnership unitholders	(7,854)	(9,337)
Net cash provided by financing activities	3,539,490	76,410,710
Net change in cash, cash equivalents, and restricted cash	(112,796)	(1,932,928)
Cash, cash equivalents, and restricted cash, beginning of period	11,272,611	10,371,998
Cash, cash equivalents, and restricted cash, end of period	$11,159,815	$8,439,070
Supplemental disclosures and non-cash transactions:
Cash paid for interest	$5,124,884	$2,217,091
Interest capitalized	$137,146	$—
Additions to debt issuance costs included in accounts payable and accrued liabilities	$135,000	$51,600
Deposits applied to purchase of real estate	$—	$1,000,000
Acquisition costs included in due to affiliates	$—	$370,000
Additions to real estate and construction in process in accounts payable and accrued liabilities	$1,360,884	$—
Proceeds from issuance of common stock previously in accounts payable and accrued liabilities	$73,900	$228,000
Offering costs included in accounts payable and accrued liabilities or due to affiliates	$588,876	$596,600
Non-cash preferred equity issuance in our Operating Partnership	$—	$6,100
Distributions payable	$1,072,847	$558,690
Redemptions of common stock included in accounts payable and accrued liabilities	$115,037	$—
Issuance of shares pursuant to distribution reinvestment plan	$1,153,657	$1,166,710

See notes to consolidated financial statements.

F-6

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

Note 1. Organization

Strategic Student & Senior Housing Trust, Inc., a Maryland corporation, was formed on October 4, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in student housing and senior housing real estate investments. The Company’s year-end is December 31. As used in these consolidated financial statements, “we,” “us,” “our,” and “Company” refer to Strategic Student & Senior Housing Trust, Inc. and each of our subsidiaries.

On October 4, 2016, our Advisor, as defined below, acquired 111.11 shares of our common stock for $1,000 and became our initial stockholder. On January 27, 2017, pursuant to a confidential private placement memorandum (the “private placement memorandum”), we commenced a private offering of up to $100,000,000 in shares of our common stock (the “Primary Private Offering”) and 1,000,000 shares of common stock pursuant to our distribution reinvestment plan (collectively, the “Private Offering” and together with the Public Offering, the “Offerings”). The Private Offering required a minimum offering amount of $1,000,000. On August 4, 2017, we met such minimum offering requirement. Our Private Offering terminated on March 15, 2018. We raised offering proceeds of approximately $93 million from the issuance of approximately 10.8 million shares pursuant to the Private Offering.

On May 1, 2018, our registration statement on Form S-11 (File No. 333-220646) (the “Registration Statement”) was declared effective by the Securities and Exchange Commission (“SEC”). The Registration Statement registered up to $1.0 billion in shares of common stock for sale to the public (the “Primary Offering”) consisting of three classes of shares — Class A shares for $10.33 per share (up to $450 million in shares), Class T shares for $10.00 per share (up to $450 million in shares), and Class W shares for $9.40 per share (up to $100 million in shares) — and up to $95,000,000 in shares of common stock for sale pursuant to our distribution reinvestment plan (together with the Primary Offering, the “Public Offering”) at $9.81 per share for Class A shares, $9.50 per share for Class T shares and $9.40 per share for Class W shares.

Concurrently with our Registration Statement being declared effective, we filed articles of amendment to our Charter and articles supplementary to our Charter. As a result, all shares issued in our Private Offering were redesignated as Class A shares and the authorized shares were reclassified among Class A shares and two new classes of shares, Class T shares and Class W shares. As of June 30, 2019, we had sold approximately 362,000 Class A shares, approximately 70,000 Class T shares, and approximately 83,000 Class W shares for gross offering proceeds of approximately $5.2 million in our Primary Offering.

On June 21, 2019, we suspended the sale of Class A shares, Class T shares, and Class W shares in the Primary Offering and filed a Post-Effective Amendment to our Registration Statement to register two new classes of shares (Class Y common stock and Class Z common stock) with the SEC. On July 10, 2019, the amendment to our Registration Statement was declared effective by the SEC.  Also on July 10, 2019, we filed articles supplementary to our Charter which reclassified certain authorized and unissued shares of our common stock into Class Y shares and Class Z shares.  Effective as of July 10, 2019, we are offering Class Y shares (up to $700 million in shares) and Class Z shares (up to $300 million in shares) in our Primary Offering at a price of $9.30 per share and are offering Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares pursuant to our distribution reinvestment plan at a price of $9.30 per share. Please see Note 10 – Subsequent Events for additional details.

While the Company was formed on October 4, 2016, no formal operations commenced until our acquisition of a property in Fayetteville, Arkansas (the “Fayetteville Property”) on June 28, 2017 and, therefore, there were no revenues or expenses prior thereto. As of June 30, 2019, we owned (i) two student housing properties, (ii) four senior housing properties, (iii) an approximately 2.6% beneficial interest in Reno Student Housing, DST, a Delaware Statutory Trust (DST) that owns a student housing property (“Reno Student Housing”), and (iv) an approximately 1.4% beneficial interest in Power 5 Conference Student Housing I, DST, a DST that owns two student housing properties (“Power 5 Conference Student Housing”).

Our operating partnership, SSSHT Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on October 5, 2016. On October 5, 2016, our Advisor agreed to acquire a limited partnership interest in our Operating Partnership for $1,000 (111.11 partnership units) and we agreed to contribute the initial $1,000 capital contribution to our Operating Partnership in exchange for the general partner interest. In addition, on September 28, 2017, our Advisor acquired additional limited partnership interests (25,447.57 partnership units) in our Operating Partnership for $199,000, resulting in total capital contributions of $200,000 by our Advisor in our Operating Partnership. Our Operating

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

Partnership owns, directly or indirectly through one or more special purpose entities, all of the student housing and senior housing properties that we acquire. As of June 30, 2019, we owned approximately 99.8% of the common units of limited partnership interest of our Operating Partnership. The remaining approximately 0.2% of the common units are owned by our Advisor. We will conduct certain activities directly or indirectly through our taxable REIT subsidiary, SSSHT TRS, Inc., a Delaware corporation (the “TRS”) which was formed on October 6, 2016, and is a wholly owned subsidiary of our Operating Partnership. See also Note 5 – Preferred Equity in our Operating Partnership.

SmartStop Asset Management, LLC, a Delaware limited liability company organized in 2013 (our “Sponsor”), is the sponsor of our Public Offering of shares of our common stock. Our Sponsor is a company primarily focused on providing real estate advisory, asset management, and property management services. In June 2019, our Sponsor entered into a series of transactions with SmartStop Self Storage REIT, Inc. (f/k/a Strategic Storage Trust II, Inc.) (“SmartStop REIT”) in which SmartStop REIT acquired the self storage advisory, asset management, property management and tenant insurance businesses of our Sponsor. As a result of the transactions, our Sponsor and its subsidiaries own limited partnership units in the operating partnership of SmartStop REIT, and our Sponsor is now focused primarily on student and senior housing. As of June 30, 2019, our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of our Advisor and owns 100% of our Property Manager, each as defined below.

We have no employees. Our advisor is SSSHT Advisor, LLC, a Delaware limited liability company (our “Advisor”) which was formed on October 3, 2016. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we entered into with our Advisor on January 27, 2017 (our “Private Offering Advisory Agreement”) which, in connection with our Public Offering, we amended and restated on May 1, 2018 and further amended on September 6, 2018 and July 10, 2019 (as amended, our “Advisory Agreement”). The majority of the officers of our Advisor are also officers of us and our Sponsor. We are also a party to an Advisor Funding Agreement with our Advisor and our Operating Partnership, pursuant to which our Advisor has agreed to fund the upfront sales commission and dealer manager fee for the sale of Class Y shares and the estimated 1% organization and offering expenses for the sale of both the Class Y shares and Class Z shares in the Primary Offering.  Please see Note 10 – Subsequent Events for additional details.

SSSHT Property Management, LLC, a Delaware limited liability company (our “Property Manager”), was formed on October 3, 2016. Our Property Manager derives substantially all of its income from the property management oversight services it performs for us. We expect that we will enter into property management agreements directly with third party property managers and that our Property Manager will provide oversight services with respect to such third party property managers. Please see Note 7 – Related Party Transactions for additional detail.

The Fayetteville Property and our property in Tallahassee, Florida (the “Tallahassee Property”) are managed by a third-party student housing property manager. Our senior housing properties are managed by third-party senior living operators. Please see Note 8 – Commitments and Contingencies for additional detail.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). On January 27, 2017, we executed a dealer manager agreement (as amended, the “Private Offering Dealer Manager Agreement”) with our Dealer Manager with respect to the Private Offering. The Private Offering Dealer Manager Agreement terminated at the closing of our Private Offering. We executed a similar dealer manager agreement (as amended, the “Dealer Manager Agreement”) with our Dealer Manager with respect to the Public Offering on May 1, 2018. Our Dealer Manager was responsible for marketing our shares offered pursuant to our Primary Private Offering and is now similarly responsible for our Primary Offering. We amended the Dealer Manager Agreement on July 10, 2019 in connection with the changes to the shares being offered in our Public Offering, as described above. Our Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager. Affiliates of our Dealer Manager own a 2.5% non-voting membership interest in our Advisor, which they acquired on January 1, 2018.

Our Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our “Transfer Agent”). On May 1, 2018, the Company executed a transfer agent agreement (the “Transfer Agent Agreement”), with our Transfer Agent. Our Transfer Agent provides transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Prior to May 1, 2018, our Advisor provided services on our behalf similar to those provided by our Transfer Agent.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional limited partnership units in our Operating Partnership. However, we will be deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership will be deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions we make to stockholders. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, which was amended in connection with the Public Offering (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Reclassifications

Certain amounts previously reported in our 2018 financial statements have been reclassified to conform to the fiscal 2019 presentation.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these consolidated entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of June 30, 2019, we had not entered into other contracts/interests that would be deemed to be variable interests in a VIE other than two investments of approximately 2.6% and 1.4% of beneficial interests in two DSTs that own student housing properties, which are accounted for under the equity method of accounting. Please see Note 7 – Related Party Transactions for additional detail. Other than the aforementioned equity method investments, we do not currently have any relationships with unconsolidated entities or financial partnerships.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

the limited partners, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated by the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through high quality financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance, and construction reserves in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP, which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are one year or less. We also consider whether in-place, market leases represent an intangible asset. We recorded none and approximately $6.5 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the six months ended June 30, 2019 and 2018, respectively. We do not expect to have intangible assets for the value of tenant relationships because we expect the average tenant turnover will be fairly frequent.

Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual property along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions of integrated sets of assets and activities that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the six months ended June 30, 2019 and 2018, our acquisitions have not met the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed.

During the six months ended June 30, 2018, we acquired three properties that did not meet the definition of a business, and we capitalized approximately $1.7 million of acquisition-related transaction costs.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

During the six months ended June 30, 2019, we did not incur any acquisition-related transaction costs.  During the six months ended June 30, 2018, we expensed approximately $0.4 million of acquisition-related transaction costs which did not meet our capitalization criteria.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including any that may be held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss.

Revenue Recognition and Accounts Receivable

Our student housing properties are typically leased by the bed with fixed terms on an individual lease basis, often with parental guarantees. Substantially all of our leases coincide with each university’s particular academic year but generally commence in August and terminate in July. We bill residents on a monthly basis, which is generally due at the beginning of the month. Residents have access to their units along with the property’s respective amenities (i.e. study rooms, exercise facilities, common areas, etc.). The units are generally fully equipped (i.e. kitchen facilities, washer/dryer, etc.). We do not provide any food or other similar services.

Our senior housing properties are generally leased by the unit, pursuant to a resident lease agreement with fixed terms. Such agreements generally have an initial term of no more than 12 months, but are cancellable with 30 days’ notice. Included in the base monthly lease fee are standard items (i.e. living accommodations, food services, activity programs, concierge services, care services, etc.). We bill on a monthly basis, which is generally due at the beginning of the month.

Additionally, at our senior housing properties our managers provide certain ancillary services to residents that are not contemplated in the lease agreement with each resident (primarily community fees and to a lesser extent guest meals, etc.). These services are provided and paid for in addition to the standard items included in each resident lease. Such items are billed on a monthly basis and are generally due at the beginning of the month.

The majority of our revenues are derived from lease and lease related revenues, and the majority of such revenue is not subject to the revenue recognition guidance (“ASC Topic 606”) under GAAP. The revenues derived from our leases are accounted for pursuant to ASU 2016-02, “Leases (ASC Topic 842).” ASU 2016-02 does not fundamentally change lessor accounting; however, some changes have been made to lessor accounting to conform and align that guidance with the lessee guidance and other areas within GAAP. We adopted ASU 2016-02 using the modified retrospective transition method, which permits application of the new standard on the adoption date as opposed to the earliest comparative period presented in the financial statements. We adopted ASU 2016-02 on January 1, 2019 using the modified retrospective approach and its adoption did not have a material impact on our consolidated financial statements.

Additionally, the Company has elected to adopt a practical expedient not to separate lease and nonlease components, which can only be applied to leasing arrangements for which (i) the timing and pattern of transfer are the same for the lease and nonlease components and (ii) the lease component, if accounted for separately, would be classified as an operating lease. Under this practical expedient, contracts that are predominantly lease-based would be accounted for under ASU 2016-02, and contracts that are predominantly service-based would be accounted for under ASC Topic 606.  Lease and nonlease revenue components that are accounted for within the scope of ASU 2016-02 are:

•	Student leasing revenues recognized on a straight-line basis over the term of the contract. Other lease related revenues recognized in the period earned.
•

Senior lease revenues are recorded monthly pursuant to the agreements with our residents. The majority of such revenue is attributable to the portion of the base monthly lease fee related to the non-service component of the lease. The service component of the base monthly lease fee is also recognized pursuant to ASU 2016-02 as they are not the predominate component, the service timing and pattern of the service components are the same as the lease component, and the lease component, if separately accounted for, would be classified as an operating lease.

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Our revenues that are within the scope of ASC Topic 606 are:

•	The revenue from the ancillary services provided at our senior housing properties are recognized monthly as the performance obligation related to those services is completed.

We have historically incurred very limited losses due to the uncollectibility of our accounts receivable. However, if we determine that a receivable is not probable of being substantially collected, we adjust the amount of leasing and related revenues recorded related to such tenant. For the three and six months ended June 30, 2018 such amounts were recorded in property operating expenses.

Real Estate Properties

Real estate properties are recorded based upon relative fair values as of the date of acquisition. We capitalize costs incurred to renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use. The costs of ordinary repairs and maintenance are charged to operations when incurred.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	40 years
Site Improvements	7 to 10 years

Depreciation of Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 7 years.

Intangible Assets

We allocate a portion of our real estate purchase price to in-place leases. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of June 30, 2019 and December 31, 2018, the gross amount allocated to in-place leases was approximately $22.3 million and accumulated amortization of in-place lease intangibles totaled approximately $14.2 and $10.6 million, respectively.

The total additional estimated future amortization expense of intangible assets recognized as of June 30, 2019 will be approximately $3.7 million, $3.8 million, and $0.6 million for the years ending December 31, 2019, 2020, and 2021, respectively.

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non-revolving financing are presented on the consolidated balance sheets as a deduction from the related debt and such amounts totaled approximately $2.1 million as of June 30, 2019 and approximately $2.2 million as of December 31, 2018.

Organization and Offering Costs

The organization and offering costs described within this section are based on the agreements in place as of June 30, 2019.  On July 10, 2019, an amendment to our Registration Statement was declared effective by the SEC and we

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concurrently amended and executed certain additional agreements.  See Note 10 – Subsequent Events for additional details regarding these amendments and agreements and the impact to our organization and offering costs.

Our Advisor funded our organization and offering costs on our behalf prior to the commencement of our formal operations on June 28, 2017 when we acquired the Fayetteville Property. We subsequently became obligated to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor agreed to fund, and will not be reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares sold in our Public Offering, which we recognize as a capital contribution from our Advisor. Such organization and offering costs funded by our Advisor were recognized as a liability when we had a present responsibility to reimburse our Advisor upon the commencement of formal operations, which occurred on June 28, 2017. Our Advisor must reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Offering costs associated with the Primary Offering are recorded as an offset to additional paid-in capital, and organization costs are recorded in general and administrative expenses.

In connection with our Primary Private Offering, our Dealer Manager received a sales commission of up to 6.0% of gross proceeds from sales in the Primary Private Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Private Offering under the terms of the Private Offering Dealer Manager Agreement; provided, however, for all shares sold pursuant to our Primary Private Offering through November 15, 2017 (the “Discount Termination Date”), dealer manager fees were reduced to an amount of up to 2.0% of gross proceeds from sales in the Primary Private Offering.

In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in our Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares and Class W shares in our Primary Offering (excluding proceeds from sales pursuant to our Distribution Reinvestment Plan, as defined below), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share, and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in our Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan, as defined below), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, (iii) the end of the month in which the aggregate dealer manager servicing fees paid in our Primary Offering with respect to Class W shares equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (excluding proceeds from sales pursuant to our Distribution Reinvestment Plan, as defined below), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding. We

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will record a liability within Due to Affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Redeemable Common Stock

In connection with the Private Offering, we adopted a share redemption program (the “Private Offering Share Redemption Program”) that enabled stockholders to sell their shares to us in limited circumstances, and in connection with the Public Offering, we amended the Private Offering Share Redemption Program (the “Share Redemption Program”), each as described in more detail in Note 8 – Commitments and Contingencies – Share Redemption Program. Also see Note 10 – Subsequent Events, for discussion regarding a subsequent amendment to our Share Redemption Program.

In general, we record amounts that are redeemable under the Share Redemption Program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under the Share Redemption Program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the Distribution Reinvestment Plan. However, accounting guidance states that determinable amounts that can become redeemable should be presented as redeemable when such amount is known. Therefore, the net proceeds from the Distribution Reinvestment Plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets. In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common stock is contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the Share Redemption Program, we reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;
•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and
•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these

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assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, accounts receivable, other assets, variable-rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of the relatively short-term nature of these instruments.

The table below summarizes our fixed rate debt payable at June 30, 2019. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	June 30, 2019		December 31, 2018
	Fair Value	Carrying Value(1)	Fair Value	Carrying Value(1)
Fixed Rate Secured Debt	$171,013,000	$161,298,751	$162,747,000	$161,174,251

(1)	Carrying value represents the book value of financial instruments, including unamortized debt issuance costs.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of nonperformance risk, we will consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders, other than taxable income earned by our TRS. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our residents and generally engages in any real estate or non-real estate related business. We also utilize our TRS in connection with any structuring of our senior housing properties under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”). Under the RIDEA structure, the senior housing properties that we own are leased by a property owning entity to a subsidiary of our TRS. That TRS subsidiary then directly engages an “eligible independent contractor” to manage and operate the property. Currently, all of our senior housing properties utilize the RIDEA structure.

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The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Segment Reporting

Our real estate portfolio is comprised of two reportable segments: (i) student housing and (ii) senior housing. Please see Note 6 – Segment Disclosures for additional detail.

Recently Issued Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which amends the guidance on accounting for leases. ASU 2016-02 supersedes guidance related to accounting for leases and provides for the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. We adopted ASU 2016-02 on January 1, 2019 using a modified retrospective transition which permits application of the new standard on the adoption date as opposed to the earliest comparative period presented in the financial statements. In addition, we elected to use the available practical expedient package, and therefore did not reassess classification of our existing leases. The adoption of ASU 2016-02 did not have a material impact on our consolidated financial statements.

Note 3. Real Estate Facilities

The following summarizes the activity in the real estate facilities during the six months ended June 30, 2019:

Real estate facilities
Balance at December 31, 2018	$256,042,603
Additions - Student	155,881
Additions - Senior	552,338
Balance at June 30, 2019	$256,750,822
Accumulated depreciation
Balance at December 31, 2018	$(7,153,132)
Depreciation expense	(3,968,685)
Balance at June 30, 2019	$(11,121,817)

Note 4. Debt

The Company’s outstanding debt is summarized as follows:

Encumbered Property	June 30, 2019	December 31, 2018	Interest Rate	Maturity Date
Fayetteville JPM mortgage loan (1)	$29,500,000	$29,500,000	4.20%	7/1/2024
Tallahassee Nationwide mortgage loan (1)	23,500,000	23,500,000	3.84%	10/1/2024
Utah Freddie Mac mortgage loans (2)	46,905,000	46,905,000	5.06%	2/23/2028
Courtyard Freddie Mac mortgage loan (3)	63,200,000	63,200,000	4.86%	9/1/2028
Utah Bridge Loan (4)	11,195,108	12,195,108	6.40%	4/30/2020
Courtyard Initial Loan (5)	27,000,000	27,000,000	6.40%	4/30/2020
Courtyard Delayed Draw Commitment (5)	7,974,365	3,619,820	6.40%	4/30/2020
Debt issuance costs, net	(2,076,251)	(2,184,030)
Total debt	$207,198,222	$203,735,898

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(1)	Fixed rate debt with interest only payments due monthly and the principal balance due upon maturity.
(2)

Represents the aggregate of three separate mortgage loans for the three senior housing properties acquired in Utah. Fixed rate debt with interest only payments due monthly for the first two years, then principal and interest on a 30-year amortization schedule thereafter.

(3)	Fixed rate debt with interest only payments due monthly for the first four years, then principal and interest on a 30-year amortization schedule thereafter.
(4)	The variable rate reflected in the table was the rate in effect as of June 30, 2019.
(5)

The variable rate reflected in the table was the rate in effect as of June 30, 2019. On August 7, 2019, we elected to exercise an option available to us under the current loan agreement to extend the maturity date to April 30, 2020. Please see Note 10 - Subsequent Events for additional details.

JPM Mortgage Loan

On June 28, 2017, we, through our Operating Partnership and a property-owning special purpose entity (the “JPM Borrower”) wholly-owned by our Operating Partnership, entered into a $29.5 million mortgage loan (the “JPM Mortgage Loan”) with Insurance Strategy Funding IX, LLC (the “JPM Lender”) for the purpose of funding a portion of the purchase price for the Fayetteville Property.

The JPM Mortgage Loan has a term of seven years and requires payments of interest only for such period, with the principal balance due upon maturity (July 1, 2024). The JPM Mortgage Loan bears interest at a fixed rate of 4.20%. The JPM Mortgage Loan may be prepaid at any time, upon 30 days’ written notice, in whole but not in part, subject to payment of a prepayment penalty. If the prepayment occurs during the last 90 days of the term of the loan, no prepayment penalty will be required.

We and H. Michael Schwartz, our Chief Executive Officer (our “CEO”), serve as non-recourse guarantors pursuant to the terms and conditions of the JPM Mortgage Loan. The non-recourse guaranty of our CEO will expire, upon request, and be of no further force and effect at such time as we have: (1) a net worth (as defined in the agreement) equal to or greater than $40 million; and (2) liquidity (as defined in the agreement) equal to or greater than $3 million. Once the non-recourse guaranty of our CEO expires, the net worth and liquidity standards under the JPM Mortgage Loan will be ongoing for the remainder of the term of the JPM Mortgage Loan.

The JPM Mortgage Loan contains a number of other customary terms and covenants. The JPM Borrower maintains separate books and records and its separate assets and credit (including the Fayetteville Property) are not available to pay our other debts.

Nationwide Loan

On September 28, 2017, we, through a property-owning special purpose entity (the “Nationwide Borrower”) wholly-owned by our Operating Partnership, entered into a $23.5 million loan (the “Nationwide Loan”) with Nationwide Life Insurance Company (“Nationwide”) for the purpose of funding a portion of the purchase price for the Tallahassee Property. The Nationwide Loan is secured by a first mortgage on the Tallahassee Property. The Nationwide Loan matures on October 1, 2024 and requires payments of interest only for such period, with the principal balance due upon maturity.

The Nationwide Loan bears interest at a fixed rate of 3.84%. The Nationwide Loan may be prepaid at any time, upon 30 days’ prior written notice, in whole but not in part, subject to payment of a prepayment penalty. If the prepayment occurs during the last six months of the term of the loan, no prepayment penalty will be required.

We serve as non-recourse guarantor pursuant to the terms and conditions of the Nationwide Loan.

The Nationwide Loan contains a number of other customary terms and covenants. The Nationwide Borrower maintains separate books and records and its separate assets and credit (including the Tallahassee Property) are not available to pay our other debts.

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Freddie Mac Utah Loans

On February 23, 2018, we, through three property-owning special purpose entities wholly-owned by us (the “Freddie Mac Borrowers”), entered into three separate mortgage loans for an aggregate amount of $46.9 million (the “Freddie Mac Utah Loans”) with KeyBank National Association as a Freddie Mac Multifamily Approved Seller/Servicer (the “Freddie Mac Lender”) for the purpose of funding a portion of the aggregate purchase price for the three properties: Wellington, Cottonwood Creek, and Charleston we acquired.

The Freddie Mac Utah Loans have a term of 10 years, with the first two years being interest only and a 30-year amortization schedule thereafter, and bear interest at a fixed rate of 5.06%. The Freddie Mac Utah Loans are cross-collateralized and cross-defaulted with each other such that a default under one loan would cause a default under the other Freddie Mac Utah Loans.

The loans also contain a number of other customary representations, warranties, borrowing conditions, events of default, affirmative, negative and financial covenants, reserve requirements and other agreements, such as restrictions on our ability to prepay or defease the loans. The Freddie Mac Borrowers maintain separate books and records and their separate assets and credit (including the Wellington, Cottonwood Creek, and Charleston properties) are not available to pay our other debts.

Each Freddie Mac Utah Loan is secured under a multifamily deed of trust, assignment of rents and security agreement from the respective Freddie Mac Borrower in favor of the Freddie Mac Lender, granting a first priority mortgage on the respective property in favor of the Freddie Mac Lender.

We serve as non-recourse guarantors pursuant to the terms and conditions of the Freddie Mac Utah Loans. During the term of the Freddie Mac Utah Loans, we are required to maintain a net worth equal to or greater than $15 million and an initial liquidity requirement equal to or greater than $4.8 million. Once the Utah Bridge Loan (defined below) is paid in full, the liquidity requirement will be reduced to $3 million.

Freddie Mac Courtyard Loan

On August 31, 2018, we, through a property-owning special purpose entity (the “Freddie Mac Courtyard Borrower”) wholly owned by our Operating Partnership, entered into a mortgage loan of $63.2 million (the “Freddie Mac Courtyard Loan”) with KeyBank as a Freddie Mac Lender for the purpose of funding a portion of the purchase price of the senior housing property (the “Courtyard Property”) we acquired.

The Freddie Mac Courtyard Loan has a term of 10 years, with the first four years being interest only and a 30-year amortization schedule thereafter, and bears interest at a fixed rate of 4.86%. The Freddie Mac Courtyard Loan contains a number of customary representations, warranties, borrowing conditions, events of default, affirmative, negative and financial covenants, reserve requirements and other agreements, such as restrictions on our ability to prepay or defease the loans.

The Freddie Mac Courtyard Borrower maintains separate books and records and its separate assets and credit (including the Courtyard Property) is not available to pay our other debts.

The Freddie Mac Courtyard Loan is secured under a multifamily deed of trust, assignment of rents and security agreement from the Freddie Mac Courtyard Borrower in favor of the Freddie Mac Lender, granting a first priority mortgage in favor of the Freddie Mac Lender.

We serve as non-recourse guarantors pursuant to the terms and conditions of the Freddie Mac Courtyard Loan. During the term of the Freddie Mac Courtyard Loan, we are required to maintain a net worth equal to or greater than $18.96 million and an initial liquidity requirement equal to or greater than $6.32 million. Once the Courtyard Bridge Loans are paid in full and the Memory Care Expansion (each defined further below) is complete, the liquidity requirement will be reduced to $4.8 million. We are able to reduce each of the foregoing liquidity requirements by an additional amount equal to the amount of the 12-month trailing cash flows of all our properties, up to a maximum reduction of $1.5 million.

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KeyBank Bridge Loans

Beginning with our acquisition of the Fayetteville Property, we have entered into various loans with KeyBank National Association (“KeyBank”) in order to fund a portion of the purchase price for our acquisitions. Such loans are in addition to the particular mortgage loan used to acquire the property, and such loans are with us, through our Operating Partnership, along with our CEO and an entity controlled by him (the “Initial KeyBank Bridge Borrowers”). As described below, on March 29, 2019, our Sponsor was added as an additional borrower under the Utah Bridge Loan and the Courtyard Bridge Loans (collectively with the Initial KeyBank Bridge Borrowers, the “KeyBank Bridge Borrowers”). See below for a description of the various loans with KeyBank (the “KeyBank Bridge Loans”).

Utah Bridge Loan

On February 23, 2018, the Initial KeyBank Bridge Borrowers and KeyBank entered into a second amended and restated credit agreement (the “Utah Bridge Loan”) in which the Initial KeyBank Bridge Borrowers borrowed $24.5 million for the purpose of funding a portion of the aggregate purchase price for the Wellington, Cottonwood Creek, and Charleston properties. We have guaranteed full repayment of the Utah Bridge Loan.

The Utah Bridge Loan was scheduled to mature on February 23, 2019, but was extended, based on its terms to August 23, 2019 upon the payment of a fee equal to 0.50% of the outstanding principal balance of the loan at the time of the extension. On March 29, 2019, we amended the Utah Bridge Loan such that (i) the loan maturity date was further extended to April 30, 2020, (ii) our Sponsor became an additional borrower, (iii) the collateral was amended to include a pledge of equity interests owned by subsidiaries of our Sponsor in certain entities, as set forth in separate pledge agreements and (iii) certain of the covenants and restrictions were revised accordingly. The KeyBank Bridge Borrowers expect to satisfy the Utah Bridge Loan through a combination of required payments, described below, and/or a refinancing of the loan prior to its maturity.

The Utah Bridge Loan bears interest at a rate of 1-month Libor plus 400 basis points, resulting in an interest rate of approximately 6.40% as of June 30, 2019. As amended, the Utah Bridge Loan is secured by (i) a pledge of certain equity interests held by an entity controlled by our Chief Executive Officer; (ii) a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in the Wellington, Cottonwood Creek, and Charleston properties; (iii) a pledge of the proceeds from the issuance of equity interests in us and our Operating Partnership to the extent constituting collateral, including net proceeds from our Primary Offering; (iv) a pledge of the bank account in which such equity interest proceeds will be deposited; and (v) a pledge of distributions received by an affiliate of our Sponsor; (vi) additional collateral, as described below under the heading “Courtyard Bridge Loans,” below; and (vii) a pledge of equity interests owned by subsidiaries of our Sponsor in certain entities (the “Utah Collateral”).

The KeyBank Bridge Borrowers are required to apply 100% of the net proceeds from certain capital events, as defined in the Utah Bridge Loan, and we are required to apply the net proceeds from the issuance of equity interests in us, including the net proceeds from our Primary Offering, to the repayment of the Utah Bridge Loan. Unless KeyBank otherwise consents, we are required to defer payment of certain fees that would otherwise be due to our Advisor and Sponsor until the Utah Bridge Loan is no longer outstanding, such as acquisition fees incurred in connection with the acquisition of the Wellington, Cottonwood Creek, and Charleston properties. KeyBank consented to us paying $1.2 million of such fees, and we made such payment in the quarter ended March 31, 2018. As of June 30, 2019, KeyBank has consented to our retention of approximately $2.7 million of net equity offering proceeds that otherwise would have been required to pay down the Utah Bridge Loan. Additionally, pursuant to the amendment to the Utah Bridge Loan, we are restricted from paying distributions on the Preferred Units or redeeming such Preferred Units until certain requirements on the debt are met. Please see Note 5 – Preferred Equity in our Operating Partnership for detail regarding the Preferred Units. The Utah Bridge Loan imposes certain covenant requirements on us and the other parties, which, if breached, could result in default under the Utah Bridge Loan.

Courtyard Bridge Loans

Concurrent with our entry into the Freddie Mac Courtyard Loan, the Initial KeyBank Bridge Borrowers and KeyBank entered into a first credit agreement supplement and amendment (the “Courtyard Bridge Loans”) to the Utah Bridge Loan in order to add additional tranches. Accordingly, each of the Courtyard Bridge Loans and the Utah Bridge Loan are separate loans with separate maturity dates, but they are secured by the same pool of collateral and subject to the same general restrictions, each as described above under the heading “Utah Bridge Loan” and immediately below.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

Pursuant to the terms of the Courtyard Bridge Loans, the Utah Bridge Loan was amended to add two additional tranches: (i) an initial loan of $27 million (the “Courtyard Initial Loan”) and (ii) a delayed draw commitment of up to $14 million (the “Courtyard Delayed Draw Commitment”). The KeyBank Bridge Borrowers utilized the Courtyard Initial Loan for the purpose of funding a portion of the purchase price for the Courtyard Property. We will use the Courtyard Delayed Draw Commitment primarily to fund the costs and expenses associated with the Memory Care Expansion. The Courtyard Property contains developable land which is being developed for an additional 23 units of memory care (the “Memory Care Expansion”).

The Courtyard Bridge Loans were scheduled to mature on August 31, 2019, but were extended on August 7, 2019 to April 30, 2020 upon the payment of a fee equal to 0.50% of the outstanding principal balance of the loans at the time of the extension. Please see Note 10 – Subsequent Events for additional details. The Courtyard Bridge Loans, similar to the Utah Bridge Loan, bear interest at a rate of 1-month Libor plus 400 basis points which totaled approximately 6.40% as of June 30, 2019. The KeyBank Bridge Borrowers expect to satisfy the Courtyard Bridge Loans through a combination of required payments, described below, and/or a refinancing of the loans prior to their maturity.

On October 9, 2018, we received approval from the lender under the Freddie Mac Courtyard Loan to commence construction on the Memory Care Expansion at the Courtyard Property. In connection with this approval: (i) we drew approximately $2.5 million under the Courtyard Delayed Draw Commitment in order to fund certain construction reserves required by our lender and (ii) we executed a guaranty of completion which provides such lender with an absolute, unconditional and irrevocable guaranty by us for the completion of the construction.

With respect to the Courtyard Delayed Draw Commitment, we have made approximately $5.5 million of additional draws through June 30, 2019 to fund construction. We are required to pay, on a quarterly basis, an unused commitment fee equal to 0.35% per annum of the average daily unused amount of the Courtyard Delayed Draw Commitment.

Pursuant to the Courtyard Bridge Loans, the security for the Utah Bridge Loan was amended such that both loans are secured by the same pool of collateral, which now includes a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in the Courtyard Property. In addition, and as described above under the heading “Utah Bridge Loan,” on March 29, 2019, we executed an amendment such that (i) our Sponsor became an additional borrower, (iii) the collateral was amended such that it is additionally comprised of a pledge of equity interests owned by subsidiaries of our Sponsor in certain entities, as set forth in separate pledge agreements and (iii) certain of the covenants and restrictions were revised accordingly. Upon the repayment of the Utah Bridge Loan, the KeyBank Bridge Borrowers must continue to apply 100% of the net proceeds from certain capital events and we are required to apply the net proceeds from the issuance of equity interests in us, including the net proceeds from our Primary Offering, to the outstanding KeyBank Bridge Loans. Unless KeyBank otherwise consents, until the Courtyard Bridge Loans are repaid, we are required to defer payment of (i) acquisition fees otherwise payable to our Advisor and Sponsor in connection with the acquisition of the Courtyard Property and (ii) in the event of a default, asset management fees otherwise payable to our Advisor with respect to the Courtyard Property. The Courtyard Bridge Loans impose certain covenant requirements on us and the other parties to the Courtyard Bridge Loans, which, if breached, could result in an event of default under the Courtyard Bridge Loans. In connection with the foregoing, we also amended the previously executed note with KeyBank in order to evidence the Courtyard Bridge Loans, and we also entered into an Omnibus Amendment and Reaffirmation of Loan Documents, as amended on March 29, 2019 (the “Omnibus Amendment”). As a result of the Omnibus Amendment, we continue to serve as a guarantor pursuant to the terms and conditions of the Utah Bridge Loan and the Courtyard Bridge Loans.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

Future Principal Requirements

The following table presents the future principal payment requirements on outstanding secured and unsecured debt as of June 30, 2019:

2019	$—
2020	46,697,417	(1)(2)
2021	679,120
2022	1,011,295
2023	1,680,592
2024 and thereafter	159,206,049
Total payments	209,274,473
Non-revolving debt issuance costs, net	(2,076,251)
Total	$207,198,222

(1)

The Courtyard Bridge Loans were scheduled to mature on August 31, 2019, but were extended on August 7, 2019 to April 30, 2020. Please see Note 10 – Subsequent Events for additional details. The Courtyard Bridge Loans have been reflected in the above table, assuming that the outstanding principal is paid off at the maturity of the loans.

(2)

The Utah Bridge Loan has been reflected in the above table, assuming that the outstanding principal is paid off at the maturity of the loan.  As described above, the proceeds from certain events and proceeds from the issuance of equity interests in us generally will be required to be applied to the then outstanding loan balance.

Note 5. Preferred Equity in our Operating Partnership

Issuance of Preferred Units by our Operating Partnership

On June 28, 2017, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Unit Purchase Agreement”) with SAM Preferred Investor, LLC (the “Preferred Investor”), a wholly-owned subsidiary of our Sponsor. Pursuant to the Unit Purchase Agreement, as amended, the Operating Partnership agreed to issue Preferred Units to the Preferred Investor in connection with preferred equity investments by the Preferred Investor of up to $12 million (the “Investment”), which amount may be invested in one or more tranches, such amounts may only be used for (i) the acquisition of any student housing and senior housing property, (ii) repayment of indebtedness and (iii) working capital and general corporate purposes, in exchange for up to 480,000 preferred units of limited partnership interests in our Operating Partnership (“Preferred Units”), each having a liquidation preference of $25.00 per Preferred Unit (the “Liquidation Amount”), plus all accumulated and unpaid distributions.

In addition to the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Second Amended and Restated Limited Partnership Agreement”) and Amendment No. 1 to the Second and Amended and Restated Limited Partnership Agreement (the “Amendment”). The Second Amended and Restated Limited Partnership Agreement authorizes the issuance of additional classes of units of limited partnership interest in the Operating Partnership and sets forth other necessary corresponding changes. All other terms of the Second Amended and Restated Limited Partnership Agreement remained substantially the same.

The holders of Preferred Units receive distributions at a rate of 9.0% per annum (the “Pay Rate”), payable monthly and calculated on an actual/360 day basis. Accumulated but unpaid distributions, if any, accrue at the Pay Rate. As of June 30, 2019 and December 31, 2018, the accumulated unpaid distributions included in distributions payable were approximately $0.8 million and $0.3 million, respectively. The preferred units of limited partnership interests in our Operating Partnership rank senior to all classes or series of partnership interests in our Operating Partnership and therefore, any cash we have to pay distributions otherwise may be used to pay distributions to the holder of such preferred units first.

The Preferred Units are redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time. Pursuant to the amendment of the Utah Bridge Loan on March 29, 2019, we are currently restricted from paying distributions on the Preferred Units or redeeming such Preferred Units until certain requirements of the Utah Bridge Loan are met. The redemption price (“Redemption Price”) for the Preferred Units is equal to the sum of the Liquidation Amount plus all accumulated and unpaid distributions thereon to the date of redemption.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

During the year ended December 31, 2018, the Preferred Investor invested approximately $10.1 million in our Operating Partnership, of which approximately $3.4 million was used in the closing of our Courtyard Property, approximately $5.9 million was used to pay down the Utah Bridge Loan, and approximately $0.8 million was used to make an investment in Power 5 Conference Student Housing (see Note 7, Related Party Transactions, for additional information).  For these investments, the Preferred Investor received approximately 402,550 Preferred Units in our Operating Partnership. In addition, pursuant to the terms of the Unit Purchase Agreement, our Operating Partnership issued to the Preferred Investor an additional approximately 4,025 Preferred Units, or 1.0% of the amount of the Investment.

The Preferred Investor has not made any additional investments in the six months ended June 30, 2019. As of June 30, 2019 and December 31, 2018, approximately $10.2 million of Preferred Units were outstanding.

Note 6. Segment Disclosures

We operate in two reportable business segments: (i) student housing and (ii) senior housing.

Management evaluates performance based upon property net operating income (“NOI”). NOI is defined as leasing and related revenues, less property level operating expenses.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

The following table summarizes information for the reportable segments for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,
	Student Housing		Senior Housing		Corporate and Other		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Leasing and leasing related revenues	$2,035,523	$2,280,576	$6,223,498	$2,660,476	$—	$—	$8,259,021	$4,941,052
Other revenues	—	—	192,550	418,881	—	—	192,550	418,881
Property operating expenses	(872,611)	(964,634)	(4,133,439)	(2,030,266)	—	—	(5,006,050)	(2,994,900)
Net operating income	1,162,912	1,315,942	2,282,609	1,049,091	—	—	3,445,521	2,365,033
Property operating expenses - affiliates	236,112	154,151	454,868	114,836	—	—	690,980	268,987
General and administrative	—	—	—	—	574,341	502,331	574,341	502,331
Depreciation	828,355	814,202	1,154,448	540,362	3,113	—	1,985,916	1,354,564
Intangible amortization expense	—	1,615,801	1,836,354	880,425	—	—	1,836,354	2,496,226
Acquisition expenses – affiliates	—	—	—	35,224	—	—	—	35,224
Other property acquisition expenses	—	—	—	104,954	—	—	—	104,954
Interest expense	535,350	535,350	2,008,234	867,481	—	—	2,543,584	1,402,831
Interest expense – debt issuance costs	26,495	17,032	159,300	228,813	—	—	185,795	245,845
Other	139	—	823	27,089	26,642	13,458	27,604	40,547
Net loss	$(463,539)	$(1,820,594)	$(3,331,418)	$(1,750,093)	$(604,096)	$(515,789)	$(4,399,053)	$(4,086,476)

	Six Months Ended June 30,
	Student Housing		Senior Housing		Corporate and Other		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Leasing and leasing related revenues	$4,059,475	$4,574,290	$12,428,452	$3,761,924	$—	$—	$16,487,927	$8,336,214
Other revenues	—	—	344,972	585,155	—	—	344,972	585,155
Property operating expenses	(1,857,611)	(1,887,815)	(8,146,879)	(2,764,977)	—	—	(10,004,490)	(4,652,792)
Net operating income	2,201,864	2,686,475	4,626,545	1,582,102	—	—	6,828,409	4,268,577
Property operating expenses - affiliates	474,361	240,333	907,546	140,336	—	—	1,381,907	380,669
General and administrative	—	—	—	—	1,182,546	839,413	1,182,546	839,413
Depreciation	1,651,404	1,620,493	2,311,230	752,004	6,051	1,938	3,968,685	2,374,435
Intangible amortization expense	—	3,231,600	3,673,427	1,238,233	—	—	3,673,427	4,469,833
Acquisition expenses – affiliates	—	—	—	91,198	—	—	—	91,198
Other property acquisition expenses	—	—	—	269,881	—	—	—	269,881
Interest expense	1,070,700	1,070,700	4,058,481	1,235,313	—	—	5,129,181	2,306,013
Interest expense – debt issuance costs	52,991	34,063	330,377	290,319	—	—	383,368	324,382
Other	(1,862)	—	1,785	27,089	8,834	5,760	8,757	32,849
Net loss	$(1,045,730)	$(3,510,714)	$(6,656,301)	$(2,462,271)	$(1,197,431)	$(847,111)	$(8,899,462)	$(6,820,096)

The following table summarizes our total assets by segment:

Segments	June 30, 2019	December 31, 2018
Student housing	$93,177,466	$94,593,010
Senior housing	174,037,077	174,210,522
Corporate and Other	8,251,587	9,166,083
Total assets	$275,466,130	$277,969,615

Note 7. Related Party Transactions

The related party transactions described within this Note are based on the agreements in place as of June 30, 2019.  On July 10, 2019, an amendment to our Registration Statement was declared effective by the SEC and we concurrently amended and executed certain additional agreements with related parties.  See Note 10 – Subsequent Events for additional details regarding these amendments and agreements.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

Fees to Affiliates

Our Private Offering Advisory Agreement and our Private Offering Dealer Manager Agreement entitled our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Private Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Additionally, the Advisory Agreement, Dealer Manager Agreement, and transfer agent agreement (the “Transfer Agent Agreement”) executed in connection with the Public Offering, entitle our Advisor, our Dealer Manager and our Transfer Agent to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor and our Transfer Agent in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Public Offering may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of our Primary Offering; provided, however, that our Advisor agreed to fund, and will not be reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares. Organization and offering costs consist of all expenses (other than sales commissions, dealer manager fees, stockholder servicing fees, and dealer manager servicing fees) to be paid by us in connection with the Public Offering, including our legal, accounting, printing, mailing and filing fees and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Public Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. We also incurred similar organization and offering costs in connection with our Primary Private Offering. Pursuant to the Advisory Agreement, our Advisor will be required to reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees, and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreements

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required to reimburse our Advisor for certain organization and offering costs from the Offerings; provided, however, pursuant to the Advisory Agreement, our Advisor agreed to fund, and will not be reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares in the Primary Offering and will be required to reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees, and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

The Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees, are in excess of 15% of gross proceeds from the Primary Offering. Our Advisor was due acquisition fees pursuant to the Private Offering Advisory Agreement equal to 2% of the contract purchase price of each property we acquired while such agreement was in effect. Prior to the amendment of the Advisory Agreement on September 6, 2018 (the “AA Amendment”), our Advisor received acquisition fees equal to 1.75% of the contract purchase price of each property we acquired. However, as a result of the AA Amendment, we will no longer incur acquisition fees. Our Advisor received reimbursement of any acquisition expenses our Advisor incurred pursuant to the Private Offering Advisory Agreement, which continues under the Advisory Agreement. Our Advisor was entitled to receive a monthly asset management fee equal to 0.05417% (which is one twelfth of 0.65%) of our aggregate asset value, pursuant to the Private Offering Advisory Agreement. Pursuant to the Advisory Agreement, our Advisor, effective May 1, 2018, is also entitled to receive a monthly asset management fee. This fee was initially equal to 0.05208% (which is one twelfth of 0.625%) of our average invested assets, as defined by the Advisory Agreement, but the AA Amendment later increased this fee to 0.66667% (which is one twelfth of 0.8%) of our average invested assets. Pursuant

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

to the Private Offering Advisory Agreement, our Advisor was due a financing fee of up to 0.5% of the borrowed amount of a loan for arranging for financing in connection with the acquisition, development or repositioning of our properties. Our Advisor will not receive financing fees pursuant to the Advisory Agreement.

Under our Private Offering Advisory Agreement, our Advisor would have been due disposition fees equal to 3% of the contract sales price of each property sold inclusive of any real estate commissions paid to third party real estate brokers. However, no such disposition fees were paid, as we have not sold any properties. Moreover, we will not owe our Advisor any disposition fees going forward, as no such fees will be due under the Advisory Agreement.

Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) do not renew or terminate the Advisory Agreement, (3) liquidate our portfolio or (4) effect a merger or other corporate reorganization.

The Private Offering Advisory Agreement and Advisory Agreement provide for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after commencement of the Public Offering, pursuant to our Advisory Agreement, our Advisor will be required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

Dealer Manager Agreements

In connection with our Primary Private Offering, our Dealer Manager received a sales commission of up to 6.0% of gross proceeds from sales in the Primary Private Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Private Offering under the terms of the Private Offering Dealer Manager Agreement; provided, however, for all shares sold pursuant to our Primary Private Offering through the Discount Termination Date, dealer manager fees were reduced to an amount of up 2.0% of gross proceeds from sales in the Primary Private Offering.

In connection with our Public Offering, our Dealer Manager receives a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering. In addition, our Dealer Manager will receive an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager will also receive an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate dealer manager servicing fees paid in our Primary Offering with respect to Class W shares equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan), which calculation shall be

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Unaudited)

made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

In connection with our Public Offering, our Dealer Manager will enter into participating dealer agreements with certain other broker-dealers which will authorize them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering.

Affiliated Dealer Manager

Our Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager. Affiliates of our Dealer Manager own a 2.5% non-voting membership interest in our Advisor, which they acquired on January 1, 2018.

Transfer Agent Agreement

Our Sponsor is the owner and manager of our Transfer Agent, which is a registered transfer agent with the SEC. Effective in May 2018, our Transfer Agent processes subscription agreements and certain other forms directly, as well as provides customer service to our stockholders. These services include, among other things, processing the distributions and any servicing fees with respect to our shares. Additionally, our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. We also expect that our Transfer Agent will conduct transfer agent and registrar services for other non-traded REITs sponsored by our Sponsor.

It is the duty of our board of directors to evaluate the performance of our Transfer Agent. In connection with the engagement of our Transfer Agent, we paid a one-time initial setup fee of $50,000. In addition, the other fees to be paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days’ prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our Transfer Agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Property Managers

Pursuant to our Advisory Agreement, our Advisor is responsible for overseeing any third party property managers or operators and may delegate such responsibility to its affiliates. Our Advisor has assigned such oversight responsibilities to our Property Manager. Currently, we expect to rely on third party property managers and senior living operators to manage and operate our properties. Effective May 1, 2018, we now pay our Property Manager an oversight fee equal to 1% of the gross revenues attributable to such properties; provided, however, that our Property Manager will receive an oversight fee equal to 1.5% of the gross revenues attributable to any senior housing property other than such properties that are leased to third party tenants under triple-net or similar lease structures. In the event any of our properties are managed directly by our Property Manager, we will pay our Property Manager a property management fee that is approved by a majority of our board

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of directors, including a majority of our independent directors not otherwise interested in such transaction, as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2018 and the six months ended June 30, 2019, as well as any related amounts payable as of December 31, 2018 and June 30, 2019:

	Year Ended December 31, 2018			Six Months Ended June 30, 2019
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$798,899	$550,938	$371,386	$666,043	$50,000	$987,429
Transfer Agent expenses	107,473	58,000	49,473	48,250	—	97,723
Asset management fees(1)	1,303,198	262,347	1,082,522	1,148,634	—	2,231,156
Property management oversight fees	244,623	44,336	200,287	134,389	—	334,676
Acquisition expenses	154,311	154,311	—	—	—	—
Capitalized
Debt issuance costs	357,025	390,907	—	—	—	—
Acquisition expenses	3,180,000	1,200,000	1,980,000	—	—	1,980,000
Additional Paid-in Capital
Selling commissions	894,118	926,278	—	115,647	115,647	—
Dealer Manager fees	511,522	527,342	—	65,863	65,863	—
Stockholder servicing fees and dealer manager servicing fees(2)	47,955	1,009	46,946	43,200	3,520	86,626
Offering costs	913,383	406,331	507,052	195,770	17,235	685,587
Total	$8,512,507	$4,521,799	$4,237,666	$2,417,796	$252,265	$6,403,197

(1)

For the four months ended April 30, 2018, the Advisor permanently waived one half of the asset management fee totaling approximately $160,000. Such amount was waived permanently and accordingly will not be paid to the Advisor. Commensurate with our Public Offering being declared effective on May 1, 2018, the Advisor is no longer waiving the asset management fees.

(2)

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Please see Note 4 – Debt and Note 5 – Preferred Equity in our Operating Partnership for detail regarding additional related party transactions.

Investment in Reno Student Housing, DST

On October 20, 2017, we completed an investment in a private placement offering by Reno Student Housing, DST (“Reno Student Housing”) using proceeds from our Private Offering of approximately $1.03 million for an approximately 2.6% beneficial interest. Reno Student Housing is a Delaware statutory trust and an affiliate of our Sponsor. Reno Student Housing owns a student housing property located in Reno, Nevada (the “Reno Property”). We have determined that Reno Student Housing is a VIE of which we are not the primary beneficiary, as we do not have the power to direct the most significant activities of the entity nor do we have the obligation to absorb losses or the rights to receive benefits of the entity that could be significant to the entity. As such, our investment in Reno Student Housing is accounted for under the equity method of accounting.

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Investment in Power 5 Conference Student Housing I, DST

In October 2018, we completed an investment of approximately $0.8 million in a private placement offering by Power 5 Conference Student Housing I, DST (“Power 5 Conference Student Housing”) using proceeds from the issuance of Preferred Units in our Operating Partnership for an approximately 1.4% beneficial interest. Power 5 Conference Student Housing is a Delaware statutory trust and an affiliate of our Sponsor. Power 5 Conference Student Housing owns two student housing properties located in Ann Arbor, Michigan and Columbia, South Carolina. We have determined that Power 5 Conference Student Housing is a VIE of which we are not the primary beneficiary, as we do not have the power to direct the most significant activities of the entity nor do we have the obligation to absorb losses or the rights to receive benefits of the entity that could be significant to the entity. As such, our investment in Power 5 Conference Student Housing is accounted for under the equity method of accounting.

Note 8. Commitments and Contingencies

Property Management

The Fayetteville Property and the Tallahassee Property are managed by a third-party student housing manager. Pursuant to our property management agreements, we pay a monthly management fee, plus reimbursement of amounts reasonably incurred in managing the properties, such as employee compensation, marketing costs and certain third-party administrative costs. We also pay a construction management fee for certain construction management services.  The property management agreements have a one year term and automatically renew for successive one year periods thereafter, unless we or the third-party student housing manager provides prior written notice at least 30 days prior to the expiration of the term. The agreements are also subject to other customary termination provisions.

Our senior housing properties are managed by third-party senior living operators. Pursuant to the respective property management agreements we pay a monthly management fee plus reimbursement of amounts reasonably incurred in managing the properties, such as employee compensation, marketing costs and certain third-party administrative costs. In certain instances we may pay a construction management fee for certain construction management services. Additionally, such operators may be entitled to a performance based incentive fee, based on the performance of the property. The property management agreements have an original term of three to five years and automatically renew for successive one year periods thereafter, unless we or the operator provide prior written notice at least 180 days prior to the expiration of the term. The agreements are also subject to customary termination provisions including a termination fee if the agreement is terminated in certain circumstances.

Distribution Reinvestment Plans

We adopted a distribution reinvestment plan in connection with the Private Offering (the “Private Offering Distribution Reinvestment Plan”) that allowed our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. We amended and restated the Private Offering Distribution Reinvestment Plan in connection with the Public Offering (the “Distribution Reinvestment Plan”) on May 1, 2018. The purchase price per share under the Distribution Reinvestment Plan for each class of shares through June 30, 2019 was as follows: (i) $9.81 for Class A shares, (ii) $9.50 for Class T shares and (iii) $9.40 for Class W shares. No sales commissions or dealer manager fees are paid with respect to the sale of such shares. We may amend or terminate the Distribution Reinvestment Plan for any reason at any time upon 10 days’ prior written notice to stockholders.

See Note 10 – Subsequent Events, for discussion regarding a subsequent amendment to our Distribution Reinvestment Plan.

Share Redemption Programs

In connection with the Private Offering, the “Private Offering Share Redemption Program” enabled stockholders to sell their shares to us in limited circumstances. In connection with the Public Offering, we amended the Private Offering Share Redemption Program, such amended program now being referred to as the Share Redemption Program. Stockholders generally have to hold shares for one year before submitting a redemption request; however, we may waive the one-year holding period in the event of the death, disability or bankruptcy of a stockholder. The number of shares eligible to be redeemed pursuant to the Share Redemption Program is limited as follows: 1) during any calendar year, we will not redeem in excess of 5% of the weighted average number of shares outstanding during the prior calendar year; and 2) funding for the redemption of shares will be limited to the amount of net proceeds we receive from the sale of shares under our Distribution Reinvestment Plan.

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Our board of directors may amend, suspend or terminate the Share Redemption Program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

The redemption price per share for shares redeemed pursuant to the Share Redemption Program will depend upon whether such shares were sold in the Private Offering or in the Public Offering until our board of directors approves an estimated net asset value per share:

Private Offering Shares: The redemption price per share for shares sold in the Private Offering will depend on the length of time the stockholder has held such shares as follows:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
More than 1 but less than 2	90.0% of the Redemption Amount (as defined below)
More than 2 but less than 3	92.5% of the Redemption Amount
More than 3 but less than 4	95.0% of the Redemption Amount
More than 4	100% of the Redemption Amount

As long as we are engaged in an offering, the Redemption Amount shall be the lesser of the amount an investor paid for their shares or the price per share in the current offering. If we are no longer engaged in an offering, the Redemption Amount will be determined by our board of directors.

Public Offering Shares: The redemption price per share for shares purchased in the Public Offering is equal to the net investment amount of our shares, which will be based on the “amount available for investment” percentage shown in the estimated use of proceeds table in our prospectus. For each class of shares, this amount will equal the then-current offering price of the shares, less the associated sales commissions, dealer manager fee and estimated organization and offering expenses not reimbursed by our Advisor.

See Note 10 – Subsequent Events, for discussion regarding a subsequent amendment to our Share Redemption Program.

Once our board of directors approves an estimated net asset value per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the SEC, the redemption price per share of a given class of shares purchased in either the Private Offering or the Public Offering shall then be equal to the then-current estimated net asset value per share for such class of shares.

There will be several limitations on our ability to redeem shares under the Share Redemption Program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the Share Redemption Program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.
•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.
•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the six months ended June 30, 2019, we received redemption requests totaling approximately 21,400 shares (approximately $164,000), of which approximately $49,000 was fulfilled in April 2019 and approximately $115,000 of which is included in accounts payable and accrued liabilities as of June 30, 2019. For the year ended December 31, 2018, we

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received one redemption request for approximately 2,000 shares (approximately $15,000) which was fulfilled in January 2019.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership will have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may redeem their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our advisor pursuant to the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 9. Declaration of Distributions

On June 10, 2019, our board of directors declared a daily distribution rate for the third quarter of 2019 of $0.0016980822 per day per share on the outstanding shares of common stock payable to stockholders of record as shown on our books at the close of business on each day during the period, commencing on July 1, 2019 and continuing on each day thereafter through and including September 30, 2019. Such distributions payable to each stockholder of record during a month will be paid the following month. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00142 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00157 per day will be paid per Class W share.

On June 21, 2019, our board of directors declared a daily distribution rate for the third quarter of 2019 of $0.0016980822 per day per share on the outstanding shares of common stock payable to Class Y and Class Z stockholders of record of such shares as shown on our books at the close of business on each day for the period commencing July 10, 2019 and ending on September 30, 2019. In connection with this distribution, for the stockholders of Class Y shares, after the stockholder servicing fee is paid, approximately $0.00144 per day will be paid per Class Y share and for the stockholders of Class Z shares, after the dealer manager servicing fee is paid, approximately $0.00157 per day will be paid per Class Z share. Such distributions payable to each stockholder of record during a month will be paid the following month.

On June 21, 2019, our board of directors authorized a one-time stock distribution to stockholders holding Class T shares equivalent to approximately 0.07527 shares of Class T common stock per Class T share outstanding as of June 21, 2019. In addition, on June 21, 2019, our board of directors authorized a one-time stock distribution to stockholders holding Class W shares equivalent to approximately 0.01075 shares of Class W common stock per Class W share outstanding as of June 21, 2019. The one-time stock distributions were issued on July 10, 2019.

Note 10. Subsequent Events

Changes to our Offering and Certain Agreements

On June 21, 2019, we suspended the sale of our Class A shares, Class T shares, and Class W shares in the Primary Offering and filed a Post-Effective Amendment to our Registration Statement to register two new classes of shares (Class Y common stock and Class Z common stock) with the SEC. On July 10, 2019, we filed articles supplementary to our Charter which reclassified certain authorized and unissued shares of our common stock into Class Y shares and Class Z shares. Also on July 10, 2019, the amendment to our Registration Statement was declared effective by the SEC, such that, effective as of July 10, 2019, we began offering Class Y shares (up to $700 million in shares) and Class Z shares (up to $300 million in shares) in our Primary Offering at a price of $9.30 per share and are offering Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares pursuant to our Distribution Reinvestment Plan at a price of $9.30 per share. The Class Y shares and Class Z shares have similar voting rights and rights upon liquidation to the Class A shares, Class T shares, and Class W shares, although distributions are expected to differ because of the stockholder servicing fee associated with the Class Y shares and the dealer manager servicing fee associated with the Class Z shares.

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Also on July 10, 2019, we amended and executed certain additional agreements as a result of the change to our Public Offering.  The following agreements were amended:

Advisory Agreement

We amended the Advisory Agreement in order to provide for a contingent acquisition fee, a disposition fee, and to clarify provisions related to certain expenses incurred by the us and our Advisor and reimbursements from our Advisor. Pursuant to the amendment to the Advisory Agreement, we are now obligated to pay our Advisor a contingent acquisition fee under certain circumstances, based on our stockholders receiving certain returns or if the Advisory Agreement is terminated for any reason other than our Advisor’s fraud, willful misconduct or gross negligence before July 10, 2029. After we pay stockholders total distributions equal to their invested capital, plus a 6% cumulative, non-compounded annual return on invested capital, we will pay our Advisor a contingent acquisition fee equal to 1% of the Contract Purchase Price (as defined in the amendment to the Advisory Agreement) of each property or other real estate investment we acquire after July 10, 2019; and after we pay stockholders total distributions equal to their invested capital, plus a 13% cumulative, non-compounded annual return on invested capital, we will pay our Advisor an additional contingent acquisition fee equal to 2% of the Contract Purchase Price of each property or other real estate investment we acquire after July 10, 2019. We are also now obligated to pay our Advisor or its affiliate a disposition fee under certain circumstances upon the sale of a property. The amount of the disposition fee is generally the lesser of (a) 1% of the Contract Sales Price (as defined in the amendment to the Advisory Agreement) or (b) 50% of the Competitive Real Estate Commission (as defined in the amendment to the Advisory Agreement).

Operating Partnership Agreement

We amended the Operating Partnership Agreement in order to (i) establish two new classes of partnership units, Class Y partnership units and Class Z partnership units and provide that Class Y partnership units will be issued in connection with our contribution of net proceeds from the sale of Class Y shares and Class Z partnership units will be issued in connection with our contribution of net proceeds from the sale of Class Z shares; and (ii) clarify any special allocations to classes of partnership units, including reduction of distributions on Class Y partnership units to pay the stockholder servicing fee with respect to the Class Y shares and reduction of distributions on Class Z partnership units to pay the dealer manager servicing fee with respect to the Class Z shares.

Dealer Manager Agreement

We amended the Dealer Manager Agreement, in order to, among other things, describe the fees paid by us to our Dealer Manager with respect to the sale of Class Y shares and the Class Z shares. Pursuant to the Amendment to the Dealer Manager Agreement, we will pay our Dealer Manager upfront sales commissions in the amount of 3.0% of the gross proceeds of the Class Y shares sold and dealer manager fees in the amount of 3.0% of the gross proceeds of the Class Y shares sold in the primary portion of the offering. However, as described below, our Advisor has agreed to fund the payment of all upfront sales commissions and dealer manager fees on Class Y shares sold, subject to the limitations, as described in Advisor Funding Agreement. In addition, we have agreed to pay our Dealer Manager a monthly stockholder servicing fee that will accrue daily in an amount equal to 1/365th of 1.0% of the purchase price per share of Class Y shares sold in the Primary Offering, and a monthly dealer managing servicing fee that will accrue daily in an amount equal to 1/365th of 0.5% of the purchase price per share of Class Z shares sold in the Primary Offering.  The limitations of payment of the stockholder servicing fee on the Class Y shares and the dealer manager servicing fee on the Class Z shares are the same of those of the stockholder servicing fee on the previously offered Class T shares and the dealer manager servicing fee on the previously offered Class W shares, respectively.  Please see Note 7 - Related Party Transactions – Dealer Manager Agreements for additional details about such limitations.

The following new agreement became effective July 10, 2019:

Advisor Funding Agreement

Concurrent with the execution of the amendment to the Advisory Agreement (as described above), we entered into an Advisor Funding Agreement (the “Advisor Funding Agreement”) by and among us, our Operating Partnership, our Advisor and our Sponsor, pursuant to which our Advisor has agreed to fund the payment of the upfront 3% sales commission for the sale of Class Y shares, the upfront 3% dealer manager fee for the sale of Class Y shares, and the estimated 1% organization and offering expenses for the sale of the Class Y shares and Class Z shares in the Primary Offering. Our Advisor’s obligation to fund the upfront sales commissions, upfront dealer manager fees, and organization and offering expenses is expressly limited to us raising $250 million in gross offering proceeds from the sale of Class Y shares pursuant to the Primary Offering. Our Advisor may terminate the Advisor Funding Agreement at any time in its sole discretion after we have raised $250 million in gross offering proceeds from the sale of Class Y shares pursuant to the Primary Offering. At the termination of the Primary Offering, our Advisor will be required to reimburse us if the organization and offering expenses exceed the 1% estimate being funded by our Advisor. We shall reimburse our Advisor to the extent the organization and offering expenses are less than the 1% estimate being funded by our Advisor.

Changes to our Share Redemption Program

On June 21, 2019, our board of directors approved an amendment to our Share Redemption Program. Effective August 10, 2019, the redemption price per share for Class A shares, Class Y shares, and Class Z shares will initially depend on the length of time such shares have been held, as described further in our prospectus. The redemption price per share for Class T shares and Class W shares will be equal to the net investment amount of such shares, which will be based on the “amount available for investment” percentage for the respective class of shares, as described further in our prospectus.

Beginning July 10, 2020, the redemption price per share for Class A shares purchased in the Primary Offering shall be equal to the amount paid for such shares.

Changes to our Distribution Reinvestment Plan

On June 21, 2019, our board of directors approved the Second Amended and Restated Distribution Reinvestment Plan (the “Second Amended and Restated DRP”) to include, as eligible participants, stockholders holding Class Y shares of our common stock and stockholders holding Class Z shares of our common stock, and to state that the purchase price for shares pursuant to the Second Amended and Restated DRP shall be $9.30 per share for all classes of shares.  The Second Amended and Restated DRP became effective as of July 13, 2019.

Courtyard Bridge Loans Extension

On August 7, 2019, pursuant to the terms of the Courtyard Bridge Loans, the KeyBank Bridge Borrowers elected to extend the maturity date of the loan from August 31, 2019 to April 30, 2020.

Public Offering Status

As of August 5, 2019, we had sold approximately 12,000 shares of Class Y Common stock and no shares of Class Z Common stock and raised additional gross offering proceeds of approximately $0.1 million in our Primary Offering.